NORTH CENTRAL
BANCSHARES, INC.

Holding Company for

First Federal Savings Bank
OF IOWA

2008 ANNUAL REPORT

TABLE OF CONTENTS

MESSAGE OF THE CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER	3

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA	4

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	7

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK	18

DIRECTORS AND MANAGEMENT OF THE COMPANY AND THE BANK	27

SHAREHOLDER INFORMATION	28

INDEX TO FINANCIAL STATEMENTS	30

This Annual Report to Shareholders contains certain forward-looking statements consisting of estimates with respect to the financial condition, results of operations (including noninterest expense and availability of potential tax credits) and the business of North Central Bancshares, Inc. (the “Company”) that are subject to various factors which could cause actual results to differ materially from these estimates.  These factors include changes in general, economic and market conditions, the development of an interest rate environment that adversely affects the interest rate spread or other income anticipated from the Company’s operations and investments, changes in depositor preferences for financial products, competition, interest rate sensitivity and exposure to regulatory and legislative changes, and the other risks and uncertainties identified in the Risk Factors section of the Company’s Annual Report on Form 10-K..  The Company does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Company.

North Central Bancshares, Inc.
Holding Company for
First Federal Savings Bank of Iowa
825 Central Avenue
Fort Dodge, Iowa 50501
515-576-7531
www.firstfederaliowa.com

Branch Locations

Fort Dodge, Iowa	Fort Dodge, Iowa	Ames, Iowa	Nevada, Iowa
825 Central Avenue	201 South 25th Street	316 South Duff	404 Lincoln Highway
Fort Dodge, Iowa 50501	Fort Dodge, Iowa 50501	Ames, Iowa 50010	Nevada, Iowa 50201
515-576-7531	515-576-3177	515-232-4304	515-382-5408

Perry, Iowa	Ankeny, Iowa	Clive, Iowa	West Des Moines, Iowa
1111 – 141st Street	2110 SE Delaware Street	13150 Hickman Road	120 South 68th Street
Perry, Iowa 50220	Ankeny, Iowa 50021	Clive, Iowa 50325	West Des Moines, Iowa 50266
515-465-3187	515-963-4488	515-440-6300	515-226-0800

Burlington, Iowa	Burlington, Iowa	Mt. Pleasant, Iowa
1010 N. Roosevelt	321 North 3rd Street	102 South Main
Burlington, Iowa 52601	Burlington, Iowa 52601	Mt. Pleasant, Iowa 52641
319-754-6521	319-754-7517	319-385-8000

MESSAGE OF THE CHAIRMAN, PRESIDENT AND
CHIEF EXECUTIVE OFFICER

Dear Shareholders:

With sincere gratitude for your support and interest, we report to you the operating results of North Central Bancshares, Inc. (“North Central Bancshares” or the “Company”) for the year ended December 31, 2008.  North Central Bancshares is the holding company for First Federal Savings Bank of Iowa (the “Bank”).

For the year ended December 31, 2008, North Central Bancshares reported a net loss of $(6,276,011) or $(4.69) diluted earnings per share.  The year 2008 was an extremely challenging one for the financial industry and the entire world economy.  The financial crisis and recession also impacted the local economies in the communities in which the Company operates.  The Company’s financial results were severely impacted when the Federal Housing Finance Agency placed both Freddie Mac and Fannie Mae under conservatorship on September 7, 2008.  The precipitous decline in the market value of the Company’s investments in these entities resulted in the Company recording total pre tax non-cash other-than-temporary impairment (“OTTI”) charges for the year of $5.57 million as well as a loss on the subsequent sale of these investments of $129,000.  In addition, the Company recorded an aggregate OTTI of $479,000 on its investment in the AMF Ultra Short Mortgage Fund.

Also impacting the Company’s 2008 results was the decision to record a non-cash goodwill impairment charge of $4.9 million.  This impairment charge was primarily due to the rapid deterioration in the financial markets, as well as in the global economic outlook generally, particularly during the period from mid-November through year end 2008 as well as the decline in the Company’s stock price.

On January 9, 2009 the Company, as part of the Troubled Asset Relief Program (“TARP”) Capital Purchase Program (“CPP”), sold $10.2 million of Fixed Rate Cumulative Perpetual Preferred Stock to the United States Department of the Treasury (“Treasury”) for an aggregate purchase price of $10.2 million in cash.  In addition, the Company issued a warrant to the Treasury as of that date to purchase 99,157 shares of the Company’s common stock.

We are pleased to have this opportunity to participate in the TARP CPP program, which will further enhance our already well-capitalized position.  This will increase our capacity to support economic activity in each of the communities we serve through responsible lending.

Also during 2008, after careful consideration, the Company reduced its quarterly dividend to shareholders to $0.01 per share.

We remain committed to our vision statement “To be the best bank in the communities we serve, as recognized by our customers, employees, shareholders and the community at large.”  As a key driver of our vision statement, our mission statement is “To relentlessly focus on our customers by working hard each and every day to exceed their expectations, thereby maximizing shareholder value.”  This vision and mission statement continue to guide the decisions we make now and in the future as we strive to differentiate our Bank from the many financial service competitors we face and successfully navigate the once-in-a generation financial turbulence we are now experiencing.

With the support of our team members, directors, and the continuing confidence of our shareholders, we look forward to meeting the challenges of 2009.  As always, we remain committed to increasing shareholder value.

Sincerely,

/s/ David M. Bradley

David M. Bradley

Chairman, President and Chief Executive Officer

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The selected consolidated financial and other data of North Central Bancshares set forth below is derived in part from, and should be read in conjunction with, the Consolidated Financial Statements and Notes thereto presented elsewhere in this Annual Report.

	At December 31,
	2008	2007	2006	2005	2004
	(In thousands)
Selected Consolidated Financial Condition Data:
Total assets	$473,298	$510,193	$515,515	$485,191	$462,735
Cash (noninterest-bearing)	9,718	9,394	7,592	8,087	7,315
Loans receivable, net (1)	400,787	446,857	449,043	430,278	407,316
Investment securities (2)	34,094	19,731	32,461	21,260	23,710
Deposits (3)	350,170	365,948	360,330	334,338	316,334
Borrowed funds	82,349	97,379	107,908	102,444	100,975
Total shareholders’ equity	35,212	40,977	42,192	44,279	41,534

	For the Year Ended December 31,
	2008	2007	2006	2005	2004
	(In thousands)
Selected Operating Data:
Interest income	$28,357	$31,119	$28,537	$26,272	$24,757
Interest expense	15,317	18,153	15,415	12,607	11,367
Net interest income before provision for loan losses	13,040	12,966	13,122	13,665	13,390
Provision for loan losses	2,240	655	240	260	240
Net interest income after provision for loan losses	10,800	12,311	12,882	13,405	13,150
Noninterest income:
Fees and service charges	4,588	4,581	4,381	4,483	3,123
Abstract fees	1,006	991	1,223	1,289	1,461
Provision for impairment of securities available-for-sale	(6,049)	-	-	(680)	-
Loss on sale of investments	(171)	-	-	-	-
Other income	1,627	1,820	1,507	1,456	1,476
Total noninterest income	1,001	7,392	7,111	6,548	6,060
Noninterest expense:
Salaries and employee benefits	7,365	7,699	7,223	6,660	6,192
Premises and equipment	1,776	1,573	1,500	1,452	1,429
Data processing	952	805	669	597	567
Goodwill impairment	4,947	-	-	-	-
Other expenses	4,397	3,967	3,727	3,730	3,127
Total noninterest expense	19,437	14,044	13,119	12,439	11,315
Income (loss) before income taxes	(7,636)	5,659	6,874	7,514	7,895
Income tax expense (benefit)	(1,360)	1,658	2,062	2,499	2,496
Net income (loss)	$(6,276)	$4,001	$4,812	$5,015	$5,399

	At or For the Year Ended December 31,
	2008	2007	2006	2005	2004
Key Financial Ratios and Other Data:

Performance Ratios: (%)
Net interest rate spread (difference between average yield on interest-earning assets and average cost of interest-bearing liabilities)	2.63%	2.39%	2.56%	2.83%	3.02%
Net interest margin (net interest income as a percentage of average interest-earning assets)	2.84	2.65	2.79	3.05	3.22
Return on average assets (net income divided by average total assets)	(1.27)	0.77	0.96	1.05	1.21
Return on average equity (net income divided by average equity)	(15.33)	9.53	11.24	11.57	12.97
Noninterest income to average assets	0.20	1.42	1.42	1.37	1.36
Efficiency ratio (4)	71.52	68.99	64.84	61.54	58.18
Noninterest expense to average assets	3.93	2.71	2.63	2.61	2.54
Net interest income after provision for loan losses to noninterest expenses	55.56	87.66	98.19	107.76	116.22

Financial Condition Ratios: (%) (5)
Equity to assets at period end	7.44	8.03	8.18	9.13	8.98
Tangible equity to tangible assets at period end (6) (7)	7.31	7.01	7.17	8.01	7.80
Average shareholders’ equity divided by average total assets	8.28	8.09	8.57	9.09	9.35
Average tangible shareholders equity divided by average tangible total assets (6) (7)	7.23	7.09	7.53	7.95	8.13
Average interest-earning assets to average interest-bearing liabilities	106.15	106.88	107.09	107.62	107.24

Asset Quality Ratios: (%) (5)
Nonaccrual loans to total net loans	1.00	0.53	0.13	0.14	0.16
Nonperforming assets to total assets (8)	1.95	0.97	0.20	0.36	0.37
Allowance for loan losses as a percent of total loans receivable at end of period	1.32	0.77	0.77	0.76	0.77
Allowance for loan losses to nonaccrual Loans	134.34	146.36	603.41	567.98	513.13

Per Share Data:
Book value per share	$26.21	$30.56	$30.56	$29.37	$27.14
Tangible book value per share (6)	25.71	26.37	26.49	25.46	23.28
Basic earnings (loss) per share (9)	(4.69)	2.96	3.36	3.29	3.47
Diluted earnings (loss) per share (10)	(4.69)	2.93	3.32	3.20	3.34
Dividends declared per share	0.72	1.40	1.32	1.16	1.00
Dividend payout ratio	(0.15)	0.47	0.39	0.35	0.29

(1)
Loans receivable, net, represents total loans less discounts, loans in process, net deferred loan fees and allowance for loan losses, plus premiums.  The allowance for loan losses at December 31, 2008, 2007, 2006, 2005 and 2004 was $5.4 million, $3.5 million, $3.5 million, $3.3 million and $3.2 million, respectively.

(2)	Includes securities available-for-sale, Federal Home Loan Bank stock and interest-bearing cash.

(3)
Includes brokered certificates of deposits of $15.6 million, $23.6 million, $30.4 million, $4.0 million and $0.0 million for the years ended December 31, 2008, 2007, 2006, 2005, 2005 and 2004, respectively.

(4)
Efficiency ratio represents noninterest expense, excluding goodwill impairment, divided by the sum of net interest income before provision for loan losses plus noninterest income, excluding provision for impairment of securities and gain/(loss) on sale of investments.

(5)
Asset Quality Ratios are end of period ratios.  With the exception of end of period ratios, all ratios are based on average monthly balances during the indicated periods and are annualized where appropriate.

(6)
Tangible equity consists of stockholders’ equity less goodwill and title plant.  Goodwill and title plant was $672,000 for the year ended December 31, 2008, $5.6 million for the years ended December 31, 2007 and 2006 and $5.9 million for each of the years ended December 31, 2005 and 2004.

(7)
Tangible assets consist of total assets less goodwill and title plant.  Goodwill and title plant was $672,000 for the year ended December 31, 2008, $5.6 million for the years ended December 31, 2007 and 2006 and $5.9 million for each of the years ended December 31, 2005 and 2004.

(8)	Nonperforming assets consists of nonaccrual loans, loans 90 days past due and still accruing interest and foreclosed real estate.

(9)
Basic earnings per share information is calculated by dividing net income by the weighted average number of shares outstanding.  The weighted average number of shares outstanding for basic earnings per share computation for 2008, 2007, 2006, 2005 and 2004 were 1,339,388, 1,353,399, 1,429,912, 1,524,056 and 1,554,329 respectively.

(10)
Diluted earnings per share information is calculated by dividing net income by the weighted average number of shares outstanding, adjusted for the effect of dilutive potential common shares outstanding which consists of stock options granted and unvested restricted stock.  The weighted average number of shares outstanding for diluted earnings per share computation for 2008, 2007, 2006, 2005 and 2004 were 1,339,388, 1,367,295, 1,448,857, 1,566,848 and 1,616,689 respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

North Central Bancshares, Inc. (the “Company”), an Iowa corporation, is the holding company for First Federal Savings Bank of Iowa (the “Bank”), a federally-chartered savings bank.  The principal business of the Company consists of the operation of its wholly-owned subsidiary, the Bank.

The profitability of the Company depends primarily on its level of net interest income, which is the difference between interest earned on the Company’s interest-earning assets, consisting primarily of loans and investment securities, and the interest paid on interest-bearing liabilities, which primarily consist of deposits and borrowed funds in the form of advances from the Federal Home Loan Bank of Des Moines (the “FHLB”). Net interest income is a function of the Company’s interest rate spread, which is the difference between the average yield on interest-earning assets and the average rate paid on interest-bearing liabilities, as well as a function of the average balance of interest-earning assets as compared to interest-bearing liabilities. The Company’s net income (loss) is affected by its level of noninterest income which primarily consists of service fees and charges, abstract fees, mortgage banking income and other income, and noninterest expense, which primarily consists of compensation and employee benefit expenses, premises and equipment, data processing and other expenses.  Net income (loss) also is affected significantly by general, economic and competitive conditions, particularly changes in market interest rates, government policies and actions of regulatory authorities, which events are beyond the control of the Company.  As discussed in more detail below, the Company recorded a net loss in 2008 primarily as a result of “other-than-temporarily impaired”, or “OTTI”, charges taken on Freddie Mac and Fannie Mae perpetual preferred stock held by the Company, the impairment of goodwill and an increase in provision for loan losses.

The Company, and the banking industry in general, experienced a significantly challenging environment during 2008, which included tightening credit markets, continued competition for loans and deposits, and increased loan losses.  Based upon increasing numbers of foreclosures and slower sales of one- to four-family residences, it is generally agreed that the real estate market is in a significant slowdown.  The Federal Reserve reduced the targeted fed funds rate and the discount rate by 425 basis points between September 2007 and October 2008, indicating its concern about the economy.  The recessionary economy also resulted in rising unemployment and depressed housing prices.  It remains uncertain when this slowdown will turn around and the ripple effect it could have on other parts of the economy.

Executive Overview

The purpose of this summary is to provide an overview of the items management focuses on when evaluating the condition of the Company and our success in implementing our business and shareholder value strategies. The Company’s business strategy is to operate the Bank as a well-capitalized, profitable and independent community oriented savings bank.  Our shareholder value strategy has three major themes: (1) enhancing our shareholders’ value; (2) making our retail banking franchise more valuable; and (3) efficiently utilizing our capital.

Management believes the following factors had the most significant impact on our ability to achieve these goals in 2008:

•	The rapidly accelerating credit crisis in residential housing that began in 2007 turned out to be just the flashpoint for what appears to be the worst economic downturn since the Great Depression.

•
The bond markets also suffered historic setbacks in 2008.  The Company recognized losses in its investment portfolios resulting from the accounting treatment of certain investments as OTTI.  The securities that generated these losses were all in the financial sector and were all considered to be safe and prudent when purchased.

•
The Company held Freddie Mac and Fannie Mae perpetual preferred stock at June 30, 2008 with a cost basis of approximately $4.2 million.  On September 7, 2008, the Federal housing finance agency placed both Freddie Mac and Fannie Mae under conservatorship.  This action did not eliminate the equity in Freddie Mac and Fannie Mae represented by the perpetual preferred stock but did negatively impact its value.  As a result, a non-cash OTTI charge of $3.85 million pre tax was recorded by the Company in the quarter ended September 30, 2008.  This charge is in addition to the $1.66 million OTTI taken during the second quarter of 2008.  In the fourth quarter of 2008, the Company took an additional OTTI of $57,000 on the remaining Freddie Mac perpetual preferred stock.  As a result of the foregoing, the total OTTI charges relating to Freddie Mac and Fannie Mae perpetual preferred stock taken in 2008 were $5.57 million.  The remaining $479,000 OTTI charge taken in 2008 was primarily due to market value deterioration of an investment in a mortgage backed securities mutual fund.

•
The Company has taken significant steps to reduce the risk of additional losses in both the loan and bond portfolios.  In 2008, the Company increased its provision for loan losses to $2.2 million compared to the $655,000 provision made in 2007.  The Company sold some investments and is continuing to monitor others, with the objective of avoiding defaults or write-downs.  Despite these actions, the possibility of additional losses can not be eliminated, but the Board of Directors and all employees continue to work hard to make the best of a very difficult situation.

•	The Company continues its focus on earnings through management of net interest margin, successfully increasing the margin to 2.84% as of December 31, 2008 from 2.65% as of December 31, 2007.

•
Consistent with the Company’s focus on attracting and retaining talented employees, and at the same time reducing costs, the Board of Directors approved changes in the Company’s employee benefits programs including a freeze to the defined benefit pension plan effective July 1, 2008 and enhancements to the 401(k) plan.

•
Purchases and originations of out of state real estate loans remain an integral part of the Company’s business plan.  The Company has purchased and originated out of state real estate loans to supplement local mortgage loan originations and to geographically diversify its mortgage loan portfolio.

•
The Company recorded a $4.9 million non-cash impairment to goodwill which eliminated the Company’s goodwill balance from the consolidated statement of financial condition as of December 31, 2008.  This impairment was primarily due to the rapid deterioration in the financial markets and the global economic outlook generally, particularly during the period from mid-November through year end 2008, as well as the decline in the Company’s stock price.

•
On January 9, 2009, the Company completed the sale of $10.2 million in preferred stock and warrants to the United States Treasury Department through the Troubled Asset Relief Program (“TARP”) Capital Purchase Program (“CPP”).  This transaction is not reflected in the Company’s 2008 financial statements.  Under the terms of the transaction, the Company issued 10,200 shares of cumulative preferred stock and a warrant to purchase 99,157 shares of FFFD common stock at an exercise price of $15.43 per share.  The preferred shares bears an annualized dividend rate of 5 percent for the first five years it is outstanding, after which the dividend will increase to 9 percent.  Although the Bank would have remained “well capitalized” without these funds, this new equity investment further increases the capacity to support economic activity and growth in each of the communities served by the Bank through responsible lending.

Recent Developments

During 2008, financial markets experienced unprecedented events, and the market exhibited extreme volatility and evaporating liquidity as credit quality concerns, sharp fluctuations in commodity prices, volatility in rate indices such as Prime and LIBOR, and illiquidity persisted.  The U.S. economy experienced a recession driven by deterioration in the labor market, rising unemployment, volatile equity markets, and declining home values, all of which are weighing negatively on consumer sentiment as evidenced by weak spending throughout the year, especially during the fourth quarter of 2008.  Liquidity in the debt markets was extremely low despite the efforts of the United States Department of the Treasury (the “Treasury”) and the Federal Reserve Board to inject capital and liquidity into financial institutions, and as a result, asset values continue to be under pressure.

In October 2008, the Emergency Economic Stabilization Act of 2008 (“EESA”) was enacted in response to instability in the financial markets. Pursuant to the EESA, the Treasury was given the authority to, among other things, purchase up to $700 billion of mortgages, mortgage-backed securities and certain other financial instruments from financial institutions for the purpose of stabilizing and providing liquidity to the U.S. financial markets.  EESA also provided for the temporary increase of federal deposit insurance coverage levels from $100,000 to $250,000 per deposit category, per depositor, per institution, through December 31, 2009.

On October 14, 2008, the Secretary of the Treasury announced that the Treasury would purchase equity stakes in a wide variety of banks and thrifts.  As part of the TARP CPP, the Treasury has made capital available to U.S. financial and other institutions in the form of preferred stock and warrants to purchase common stock.  As described above, on January 9, 2009 the Company completed the sale of $10.2 million in preferred stock and related warrants to the Treasury through the CPP.  This transaction is not reflected in the Company’s 2008 financial statements.

During October 2008, the FDIC announced the Temporary Liquidity Guarantee Program (the “TLGP”).  The TLGP has two components. First, the FDIC will provide a complete guarantee of certain unsecured debt of participating organizations issued before June 30, 2009. Second, the FDIC will provide full insurance coverage for non−interest bearing transaction accounts, regardless of dollar amount, until December 31, 2009. The Company did not opt out of the TLGP so its non-interest bearing transaction accounts are covered and does not expect to issue unsecured debt before the termination of that component of the TLGP. Our participation in the TLGP will require the payment of additional insurance premiums to the FDIC.  Additionally, we may be required to pay significantly higher FDIC premiums in the future because market developments have significantly depleted the Deposit Insurance Fund and reduced the ratio of reserves to insured deposits.  On February 27, 2009, the FDIC adopted an interim rule to impose a 20 basis point emergency special assessment on insured institutions.  The assessment will be based on deposits as of June 30, 2009 and collected on September 30, 2009.  After June 30, 2009, the FDIC may impose an additional assessment of up to 10 basis points if the condition of the banking industry continues to decline.

In December 2008, the Federal Reserve Board took unprecedented action in lowering the federal funds rate by 75 basis points to a targeted range of zero to one-quarter percent.  The Board of Governors also lowered the discount rate 75 basis points to one-half percent.  In addition, due to the continuing strain on the financial markets, the Federal Reserve Board has offered numerous temporary liquidity facilities in an effort to stabilize credit markets and improve access to credit.

Each of the above-described programs was implemented to help stabilize and provide liquidity to the financial system.  There can be no assurance, however, as to the actual impact any governmental program will have on the financial markets or our financial condition and results of operations.  We remain active in monitoring these developments and supporting the interests of our shareholders.

Business Strategy

As described above, the Company’s current business strategy is to operate the Bank as a well-capitalized, profitable and independent community-oriented savings bank. Generally, the Company has sought to implement this strategy primarily by using deposits, including brokered certificates of deposit, and advances from the FHLB as its source of funds and maintaining a substantial part of its assets in loans secured by one- to four-family residential real estate, multifamily real estate and commercial real estate located both inside and outside the Company’s market area, consumer and other loans and in other liquid investment securities. Specifically, the Company’s business strategy incorporates the following elements: (1) operating the Bank as a community-oriented financial institution, maintaining a strong core customer base by providing dedicated service to the individual consumer; (2) increasing loan and deposit balances in existing branch offices; (3) maintaining high asset quality by emphasizing investment in residential mortgage, multifamily and commercial real estate loans and consumer loans; (4) emphasizing growth in core deposits, which includes demand deposit, NOW, money market and savings accounts; (5) maintaining capital in excess of regulatory requirements; (6) controlling noninterest expense; (7) managing interest rate risk exposure; and (8) increasing noninterest income through items such as fees and service charges.

Highlights of the Company’s business strategy are as follows:

Community-Oriented Institution. The Company is committed to meeting the financial needs of the communities in which it operates. Based in part on its participation in several different programs designed to facilitate residential lending to low- and moderate-income households, the Bank has received an “Outstanding” as its most recent Community Reinvestment Act rating.

Retail Deposit Base. In 2008, the Company had eleven offices located in the following Iowa communities: Fort Dodge (2), Ames, Nevada, Perry, Ankeny, Clive, West Des Moines, Burlington (2) and Mount Pleasant.  At December 31, 2008, 38.1% of the deposit base, or $133.4 million, consisted of core deposits, which included money market accounts, savings accounts, NOW accounts, and noninterest-bearing demand accounts. Core deposits are generally considered to be a more stable and lower cost source of funds than certificates of deposit or outside borrowings.  The Company continues to emphasize growth in core deposits.

Asset Quality and Emphasis on Residential Mortgage Lending.  The Company has historically emphasized residential real estate financing. The Company expects to continue its commitment to financing the purchase, construction or improvement of residential real estate in its market area.  At December 31, 2008, 36.0% of the Company’s total assets consisted of one- to four-family residential first mortgage loans.  To supplement local mortgage loan originations and to diversify its mortgage loan portfolio geographically, the Company has originated or purchased loans in the secondary mortgage market, with an emphasis on multifamily and commercial real estate loans, secured by properties outside the State of Iowa.  At December 31, 2008, the Company’s portfolio of loans which were either originated or purchased by the Company and secured properties outside Iowa totaled $115.6 million and consisted of $10.2 million one- to four-family residential mortgage loans, or 2.5%, $45.2 million in multifamily real estate loans, or 11.1%, and $60.2 million commercial real estate loans, or 14.8%, of the Company’s total gross loan portfolio, respectively.  At December 31, 2008, the Company’s ratio of nonperforming assets to total assets was 1.95%.  The Company also invests in state and local obligations, mortgage-backed securities, interest-earning deposits, equity securities and FHLB stock.

Generally, the yield on mortgage loans originated and purchased by the Company is greater than that of securities purchased by the Company.  Future economic conditions and continued strong banking competition could result in diminished lending opportunities. The Company may increase its investment in securities and in purchased mortgage loans outside its market area.

Increasing Noninterest Income.  The Company has attempted to increase its level of noninterest income from both new and traditional lines of business to supplement net interest income.  The Company generally increases noninterest income by emphasizing growth in core deposit accounts.  During the years ended December 31, 2008 and 2007, fees and service charges totaled $4.6 million.  The Company also maintains its noninterest income through emphasizing growth in mortgage banking income, annuity and mutual fund sales, and insurance sales.  In addition, the Company currently owns abstract companies in Webster and Boone counties in Iowa, through First Iowa Title Services, Inc. (“First Iowa”), the Bank’s wholly owned subsidiary.  The abstract business performed by First Iowa replaces the function of a title insurance company.  The Company believes that First Iowa can continue to be an important source of fee income.  Noninterest income from First Iowa’s business for the years ended December 31, 2008 and 2007 was $1.0 million.

Liquidity and Interest Rate Risk Management.  Management seeks to manage the Company’s interest rate risk exposure by monitoring the levels of interest rate sensitive assets and liabilities while maintaining an acceptable interest rate spread. At December 31, 2008, total interest-bearing liabilities maturing or repricing within one year exceeded total interest-earning assets maturing or repricing in the same period by $77.7 million, representing a one-year gap to total assets ratio of -16.2%, compared to a -10.5% at December 31, 2007.  To manage the Company’s interest rate exposure, the Company originates 5 year fixed-rate mortgage loans that convert to adjustable rates at the conclusion of their initial term and have overall maturities of up to 30 years, and the origination of adjustable rate home equity lines of credit and short-term consumer loans. The Company also manages its interest rate risk and liquidity by investing in mortgage-backed, municipal and equity securities.  In addition, the Company generally sells all fixed rate one- to four-family residential loans with maturities of fifteen years or greater.  See “Discussion of Market Risk - Interest Rate Sensitivity Analysis” below for additional information.  As described above, the Company also participated in the Treasury’s TARP CPP and issued $10.2 million in preferred stock and related warrants to the Treasury in January 2009.

Critical Accounting Policies

This “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the disclosures included within this report, are based on the Company’s audited consolidated financial statements.  These statements have been prepared in accordance with accounting principles generally accepted in the United States of America.  The financial information contained in these statements is, for the most part, based on approximate measures of the financial effects of transactions and events that have already occurred.  However, the preparation of these statements requires management to make certain estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses.

The Company’s significant accounting policies are described in the notes to consolidated financial statements included in the audited consolidated financial statements.  Based on its consideration of accounting policies that involve the most complex and subjective estimates and judgments, management has identified its most critical accounting policies as loan receivables, securities available for sale, and goodwill, which relate to the allowance for loan losses and asset impairment judgments, including the recoverability of goodwill.

The allowance for loan losses is established through a provision for loan losses charged to expense.  Loans are charged against the allowance for loan losses when management believes that collectibility of the principal is unlikely.  The Company has policies and procedures for evaluating the overall credit quality of its loan portfolio, including timely identification of potential problem credits.  On a quarterly basis, management reviews the appropriate level for the allowance for loan losses, incorporating a variety of risk considerations, both quantitative and qualitative.  Quantitative factors include the Company’s historical loss experience, delinquency and charge-off trends, collateral values, known information about individual loans and other factors.  Qualitative factors include the general economic environment in the Company’s market area and the expected trend of those economic conditions.  To the extent that actual results differ from forecasts and management’s judgment, the allowance for loan losses may be greater or less than future charge-offs.

Asset impairment judgments include evaluating the decline in fair value of available-for-sale securities below their cost.  Declines in fair value of available-for-sale securities below their cost that are deemed to be other-than-temporary are reflected in earnings as realized losses.  In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Goodwill represents the excess of the acquisition cost over the fair value of the net assets acquired in a purchase acquisition.  Goodwill is tested for impairment at least annually.  The Company completed its annual goodwill impairment test for 2008 and determined that the Company’s enterprise value and the value of the Company’s assets and liabilities did not support any level of goodwill.  Therefore the entire goodwill amount of $4.9 million was written down as of December 31, 2008.  For purposes of the 2008 goodwill impairment testing, the Company’s enterprise value was derived from a combination of trading price information for its common stock and market data regarding comparable public financial institutions.  The goodwill impairment is due to the extreme volatility in the banking industry and the impact it that has had on the Company’s trading price.  This goodwill impairment has no impact on the Company’s liquidity, cash flows or tangible capital ratios and a negligible impact on the Company’s other regulatory capital ratios.

Comparison of Financial Condition as of December 31, 2008 and December 31, 2007

Total assets decreased $36.9 million, or 7.2%, to $473.3 million at December 31, 2008 from $510.2 million at December 31, 2007.  The decrease in assets consisted primarily of a decrease in net loans receivable and goodwill, offset in part by an increase in cash and cash equivalents and securities available-for-sale.

Total loans receivable, net, decreased by $46.1 million, or 10.3%, to $400.8 million at December 31, 2008 from $446.9 million at December 31, 2007, primarily due to payments and prepayments of $122.5 million and sales of loans of $41.8 million during the year ended December 31, 2008.  The Company sells substantially all of the fixed-rate loans with maturities of 15 years or more it originates in the secondary mortgage market in order to reduce interest rate risk.  These payments and sales of loans were offset in part by the origination of $52.2 million of first mortgage loans secured by one-to-four family residences, the origination of $4.9 million of first mortgage loans secured by commercial real estate, the origination of $0.9 million of first mortgage loans secured by multifamily residences; the purchase of first mortgage loans secured by one-to-four family residences, multifamily residences and commercial real estate of $18.6 million; and the origination of $29.5 million of second mortgage loans during the year ended December 31, 2008.  Cash and cash equivalents increased $3.8 million, or 30.0%, to $16.3 million at December 31, 2008 from $12.5 million at December 31, 2007.  The increase in cash and cash equivalents was primarily due to loan payments, prepayments and loan sales.  Securities available-for-sale increased $11.3 million, or 98.0%, to $22.8 million at December 31, 2008 from $11.5 million at December 31, 2007.  The increase in securities available-for-sale was primarily due to the purchase of mortgage back securities offset in part by OTTI charges on securities. As discussed above, following the non-cash impairment charge as of December 31, 2008, goodwill decreased $4.9 million, or 100.0%,  from December 31, 2007.

Deposits decreased $15.7 million, or 4.3%, to $350.2 million at December 31, 2008 from $365.9 million at December 31, 2007, primarily reflecting a decrease in certificates of deposit, offset by increases in NOW account, money market and savings account balances.  For the year ended December 31, 2008, brokered certificates of deposit decreased by $8.0 million, to $15.6 million compared to $23.6 million at December 31, 2007. Borrowed funds, primarily FHLB advances, decreased $15.1 million, or 15.5%, to $82.3 million at December 31, 2008 from $97.4 million at December 31, 2007.

Total shareholders’ equity decreased $5.8 million, or 14.1%, to $35.2 million at December 31, 2008 from $41.0 million at December 31, 2007, primarily due to the net loss recorded in 2008 and declared dividends.

Comparison of Financial Condition as of December 31, 2007 and December 31, 2006

Total assets decreased $5.3 million, or 1.0%, to $510.2 million at December 31, 2007 from $515.5 million at December 31, 2006.  The decrease in assets consisted primarily of decreases in cash and cash equivalents, securities available-for-sale and net loans, offset in part by the purchase of bank owned life insurance.

Total loans receivable, net, decreased by $2.1 million, or 0.5%, to $446.9 million at December 31, 2007 from $449.0 million at December 31, 2006, primarily due to payments and prepayments of $126.1 million and sales of loans of $36.1 million during the year ended December 31, 2007.  These payments and sales of loans were offset in part by the origination of $55.1 million of first mortgage loans secured by one-to-four family residences, the origination of $21.3 million of first mortgage loans secured by commercial real estate, the origination of $2.1 million of first mortgage loans secured by multifamily residences; the purchase of first mortgage loans secured by one-to-four family residences, multifamily residences and commercial real estate of $40.6 million; and the origination of $31.6 million of second mortgage loans during the year ended December 31, 2007.  Cash and cash equivalents decreased $7.5 million, or 37.4%, to $12.5 million at December 31, 2007 from $20.0 million at December 31, 2006.  The decrease in cash and cash equivalents was primarily due to a decrease in borrowed funds and the purchase of $5.0 million of bank owned life insurance.  Securities available-for-sale decreased $3.0 million, or 20.7%, to $11.5 million at December 31, 2007 from $14.5 million at December 31, 2006.  The decrease in securities available-for- sale was primarily due to calls, payments, maturities and an increase in unrealized losses.

Deposits increased $5.6 million, or 1.6%, to $365.9 million at December 31, 2007 from $360.3 million at December 31, 2006, primarily reflecting increases in NOW account balances and certificates of deposit, offset in part by decreases in money market and savings account balances.  For the year ended December 31, 2007, brokered certificates decreased by $6.8 million, to $23.6 million compared to $30.4 million at December 31, 2006. Borrowed funds, primarily FHLB advances, decreased $10.5 million, or 9.8%, to $97.4 million at December 31, 2007 from $107.9 million at December 31, 2006.

Total shareholders’ equity decreased $1.2 million, or 2.9%, to $41.0 million at December 31, 2007 from $42.2 million at December 31, 2006, primarily due to the change in accumulated other comprehensive loss of $1.3 million mainly attributable to the Company’s preferred stock investment portfolio as discussed below. The decrease in equity also reflects stock repurchases, declared dividends, and the Company’s adoption of FASB Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income taxes, offset in part by earnings and the exercise of stock options.

For the year ended December 31, 2007 the Company experienced a decline in the market value of certain available-for-sale (AFS) securities. The AFS securities balance as of December 31, 2007 and 2006 included $5.8 million in book value of Freddie Mac and Fannie Mae perpetual preferred stock. As of December 31, 2007 the Company recorded a $1.2 million unrealized mark-to-market loss reflected as a reduction to equity through accumulated other comprehensive loss. The volatility in the national credit markets in 2007 resulted in significant fluctuations in the value of these securities which was a factor in the decrease in stockholder’s equity at December 31, 2007.

Comparison of Results of Operations for the Years Ended December 31, 2008 and 2007

Net Income (Loss).  The Company recorded a net loss of $6.3 million for the year ended December 31, 2008, which represents a $10.3 million, or 256.9%, decrease, compared to net income of $4.0 million for the year ended December 31, 2007.  Net income (loss) is primarily dependent on net interest income, noninterest income, noninterest expense and income tax expense.  The net loss in 2008 was primarily due to OTTI charges on securities available-for-sale, primarily consisting of Freddie Mac and Fannie Mae perpetual preferred stock, the impairment on goodwill and an increase in provision for loan losses.

Net Interest Income.  Net interest income before provision for loan losses increased by $74,000, or 0.6%, to $13.0 million for the year ended December 31, 2008 from $13.0 million for the year ended December 31, 2007.  The increase is due to a decrease in the average balance of interest-bearing liabilities and a decrease in the average cost of funds, offset by a decrease in the average balance of interest-earning assets and a decrease in the yield on interest-earning assets.  The interest rate spread (i.e., the difference in the average yield on assets and average cost of liabilities) increased to 2.63% for the year ended December 31, 2008 from 2.39% for the year ended December 31, 2007.  The increase in interest rate spread primarily reflects a decrease in cost of funds, offset in part by a decrease in the yield on interest-earning assets.

Interest Income.  Interest income decreased by $2.7 million, or 8.7%, to $28.4 million for the year ended December 31, 2008, compared to $31.1 million for the year ended December 31, 2007.  The decrease in interest income was due to a decrease in the average balance of interest-earning assets and a decrease in the yield on interest-earning assets.  The average balance of interest-earning assets decreased $29.7 million, or 6.1%, to $458.8 million for the year ended December 31, 2008, from $488.5 million for 2007.  The decrease in the average balance of interest-earning assets primarily reflects decreases in the average balances of first mortgage loans and interest-bearing cash, offset in part by an increase in the average balance of consumer loans and securities available-for-sale.  The average yield on interest-earning assets decreased to 6.17% for the year ended December 31, 2008 from 6.37% for the year ended December 31, 2007.  The decrease in the average yield on interest-earning assets was primarily due to a decrease in market interest rates on first mortgage loans secured by one-to four-family real estate, commercial real estate, and multifamily residences.

Interest Expense.  Interest expense decreased by $2.9 million, or 15.9%, to $15.3 million for the year ended December 31, 2008, compared to $18.2 million for the year ended December 31, 2007.  The decrease in interest expense was due to a decrease in the average cost of funds and a decrease in the average balance of interest-bearing liabilities.  The average cost of funds decreased to 3.54% for the year ended December 31, 2008 from 3.97% for the year ended December 31, 2007, due to a decrease in the current market interest rates and a decrease in certificates of deposit and borrowed funds.  The average balance of interest-bearing liabilities decreased $24.8 million, or 5.4%, to $432.2 million for the year ended December 31, 2008 from $457.0 million for 2007.  The decrease in the average balance of interest-bearing liabilities primarily reflects a decrease in the average balances of certificates of deposits and borrowed funds, offset in part by an increase in the average balance of NOW accounts.  The decrease in the average balance of certificates of deposit was primarily due to the maturity of brokered certificates of deposit. The average balance of brokered certificates of deposit decreased $11.7 million, to $17.5 million for the year ended December 31, 2008 compared to $29.2 million for the year ended December 31, 2007.  The average borrowed funds balance for the year ended December 31, 2008 decreased by $16.3 million primarily due to a decrease in FHLB advances of $15.1 million.

Provision for Loan Losses.  The Company’s provision for loan losses was $2.2 million and $655,000 for the years ended December 31, 2008 and December 31, 2007, respectively.  The increase in provision for loan losses in 2008 was primarily due to increasing concern about declining real estate values and the difficult market conditions created by the weakened economy.  Net charge-offs were $348,000 for the year ended December 31, 2008, compared to $661,000 for the year ended December 31, 2007.  The Company establishes provisions for loan losses, which are charged to operations, in order to maintain the allowance for loan losses at a level which is deemed to be appropriate based upon an assessment of prior loss experience, industry standards, past due loans, economic conditions, the volume and type of loans in the Company’s loan portfolio. During 2008, the Company’s gross loan portfolio decreased $45.7 million, or 10.1%.  This decrease primarily consisted of decreases in one-to-four family and commercial real estate loans, offset in part by increases in multifamily and consumer loans.  The Company’s out-of-state commercial real estate loans decreased $18.2 million, or 13.6%, during 2008.  Purchased out-of-state real estate loans generally constitute a higher rate of risk than originated loans due to the size, location and type of collateral securing such loans.

The Company’s allowance for loan loss was $5.4 million at December 31, 2008 compared to $3.5 million at December 31, 2007.  The allowance for loan losses as a percentage of total loans receivable was 1.32% at December 31, 2008, compared to 0.77% for the year ended December 31, 2007.  The level of nonperforming loans was $8.0 million at December 31, 2008 and $2.4 million at December 31, 2007.  Non-performing assets were 1.95% of total assets as of December 31, 2008, compared to 0.97% of total assets as of December 31, 2007.  Non-performing assets included 1.47% non-accrual loans and other non-performing loans, 0.23% loans past due 90 days and greater and still accruing and 0.25% other real estate owned as of December 31, 2008, compared to 0.47% non-accrual loans, no loans past due 90 days and greater and still accruing and 0.50% other real estate owned as of December 31, 2007.

Management believes that the allowance for loan losses is adequate as of December 31, 2008.  While management estimates loan losses using the best available information, such as independent appraisals for significant collateral properties, no assurance can be made that future adjustments to the allowance will not be necessary based on changes in economic and real estate market conditions, further information obtained regarding problem loans, identification of additional problem loans, and other factors, both within and outside of management’s control.

Noninterest Income.  Total noninterest income decreased by $6.4 million, or 86.5%, to $1.0 million for the year ended December 31, 2008 from $7.4 million for the year ended December 31, 2007.  The decrease in noninterest income was primarily due to non-cash impairment charges on investments, loss on sale of investments, and a decrease in other income.

During 2008 the Company’s noninterest income decreased by $6.0 million due to non-cash impairment charges in the investment portfolio. On September 7, 2008, the Federal Housing Finance Agency placed both Freddie Mac and Fannie Mae under conservatorship.  This action did not eliminate the equity in Freddie Mac and Fannie Mae represented by the perpetual preferred stock, but did negatively impact its value. As a result, a non-cash OTTI charge of $5.57 million pre tax expense was recorded. The remaining $479,000 OTTI charge taken in 2008 was primarily due to market value deterioration of a mutual fund investment.

During 2008 the Company sold some of its investments in Freddie Mac and Fannie Mae perpetual preferred stock and a mutual fund resulting in a loss of $171,000 for the year.  Other income decreased $193,000 primarily due to an increase in foreclosed real estate expenses, offset in part by an increase in the cash surrender value of bank-owned life insurance.  These decreases to noninterest income were offset in part by increases in fees and service charges, mortgage banking income and abstract fees.  Fees and service charges increased $7,000 primarily due to an increase in fees associated with checking accounts, including overdraft fees, offset in part by a decrease of $125,000 in loan prepayment fees.  Mortgage banking income increased $61,000 due to an increase in loans originate for the secondary market.  Abstract fees increased $15,000 due to an increase in real estate activity.

Noninterest Expense.  Total noninterest expense increased by $5.4 million, or 38.6%, to $19.4 million for the year ended December 31, 2008 from $14.0 million for the year ended December 31, 2007.  The increase is primarily due to the goodwill impairment and increases in premises and equipment, data processing and other expenses.  As described above, the Company recorded a $4.9 million non-cash impairment charge to goodwill in 2008. Premises and equipment increased $203,000 primarily due to depreciation expense and real estates taxes. Data processing increased $147,000 primarily due to information technology enhancements. Other expenses increased $430,000 primarily due to the write down of value in other real estate owned and increases in FDIC insurance premiums.  The Company’s efficiency ratio for the years ended December 31, 2008 and 2007 was 71.52% and 68.99%, respectively.  The Company’s ratio of noninterest expense to average assets for the years ended December 31, 2008 and 2007 was 3.93% and 2.71%, respectively.

Income Taxes.  The Company’s provision (benefit) for income taxes was $(1.4) million and $1.7 million for the years ended December 31, 2008 and 2007, respectively.  The decrease in the provision (benefit) for income taxes was primarily due to the decrease in income before income taxes.

Comparison of Results of Operations for the Years Ended December 31, 2007 and 2006

Net Income.  Net income decreased by $811,000, or 16.9%, to $4.0 million for the year ended December 31, 2007, compared to $4.8 million for the year ended December 31, 2006.  The decrease in net income was primarily due to a decrease in net interest income, an increase in provision for loan losses and an increase in noninterest expense, offset in part by an increase in noninterest income and a decrease in income tax expense.

Net Interest Income.  Net interest income before provision for loan losses decreased by $156,000, or 1.2%, to $13.0 million for the year ended December 31, 2007 from $13.1 million for the year ended December 31, 2006.  The decrease is due to an increase in the average balance of interest-bearing liabilities and an increase in the average cost of funds, offset in part by an increase in the average balance of interest-earning assets and an increase in the yield on interest-earning assets.  The interest rate spread decreased to 2.39% for the year ended December 31, 2007 from 2.56% for the year ended December 31, 2006.  The decrease in interest rate spread reflects the increase in the overall cost of interest-bearing liabilities, offset in part by an increase in the yield on interest-earning assets.  The increase in the cost of interest-bearing liabilities primarily reflects the repricing of interest-bearing liabilities at higher current market interest rates and the growth of interest-bearing liabilities in higher cost certificates of deposit and borrowed funds.  Also contributing to the increase of the cost of funds was the shift of lower cost non-maturing deposits into higher cost short-term certificates of deposit.

Interest Income.  Interest income increased by $2.6 million, or 9.1%, to $31.1 million for the year ended December 31, 2007, compared to $28.5 million for the year ended December 31, 2006.  The increase in interest income was due to increases in the average balance of interest-earning assets and the average yield on interest-earning assets.  The average balance of interest-earning assets increased $18.7 million, or 4.0%, to $488.5 million for the year ended December 31, 2007, from $469.8 million for 2006.  The increase in the average balance of interest-earning assets primarily reflects increases in the average balances of interest bearing cash, first mortgage loans and consumer loans.  The average yield on interest-earning assets increased to 6.36% for the year ended December 31, 2007, from 6.07% for the year ended December 31, 2006.  The increase in the average yield on interest-earning assets was primarily due to loan growth at rates generally higher than portfolio rates and the repricing of adjustable rate loans within the portfolio at generally higher current market interest rates.

Interest Expense.  Interest expense increased by $2.8 million, or 17.8%, to $18.2 million for the year ended December 31, 2007, compared to $15.4 million for the year ended December 31, 2006.  The increase in interest expense was due to an increase in the average cost of funds and an increase in the average balance of interest-bearing liabilities.  The average cost of funds increased to 3.97% for the year ended December 31, 2007 from 3.51% for the year ended December 31, 2006, due to an increase in the market interest rates, a shift of core deposits into higher cost certificates of deposits, and an increase in certificates of deposit.  The average balance of interest-bearing liabilities increased $18.2 million, or 4.2%, to $457.0 million for the year ended December 31, 2007 from $438.8 million for 2006.  The increase in the average balance of interest-bearing liabilities primarily reflects an increase in the average balances of certificates of deposits, offset in part by a decrease in the average balance of NOW, money market and savings balances and borrowed funds.  The increase in the average balance of certificates of deposit was primarily due to management’s decision to offer very competitive rates on certificate of deposits, offset in part by decreases in brokered certificates of deposit, which decreased $6.8 million, to $23.6 million at December 31, 2007.  Borrowed funds, primarily FHLB advances, decreased $10.5 million, or 9.8%, to $97.4 million at December 31, 2007 from $107.9 million at December 31, 2006.

Provision for Loan Losses.  The Company’s provision for loan losses was $655,000 and $240,000 for the years ended December 31, 2007 and December 31, 2006, respectively.  Net charge-offs were $661,000 for the year ended December 31, 2007, compared to $73,000 for the year ended December 31, 2006.  The increase in provision for loan losses and charge-offs in 2007 were primarily due to losses on single family construction loans.  During 2007, the Company’s total loan portfolio decreased $900,000, or 0.2%.  This decrease primarily consisted of decreases in one-to-four family and multifamily loans, offset in part by increases in commercial real estate and consumer loans, which carries a higher level of risk than other loans in the portfolio.  The Company’s out-of-state commercial real estate loans decreased $1.6 million, or 1.1%, during 2007.  Purchased out-of-state real estate loans generally constitute a higher rate of risk that originated loans due to the size, location and type of collateral securing such loans.

The Company’s allowance for loan loss was $3.5 million at both December 31, 2007 and December 31, 2006.  The allowance for loan losses as a percentage of total loans receivable was 0.77% at both December 31, 2007 and December 31, 2006.  The level of nonperforming loans was $2.4 million at December 31, 2007 and $579,000 at December 31, 2006.  Non-performing assets were 0.97% of total assets as of December 31, 2007, compared to 0.20% of total assets as of December 31, 2006.  Non-performing assets included 0.47% non-accrual loans and 0.50% other real estate owned as of December 31, 2007, compared to 0.11% non-accrual loans and 0.09% other real estate owned as of December 31, 2006.  Management believes that the allowance for loan losses was adequate as of December 31, 2007.

Noninterest Income.  Total noninterest income increased by $281,000, or 4.0%, to $7.4 million for the year ended December 31, 2007 from $7.1 million for the year ended December 31, 2006.  The increase in noninterest income was primarily due to increases in 2007 of fees and service charges and mortgage banking income, offset in part by decreases in loan prepayment fees and abstract fees.  Fees and service charges increased $200,000 primarily due to an increase in fees associated with checking accounts, including overdraft fees.  Mortgage banking income increased $219,000 due to an increase in loans originated for the secondary market.  These increases were offset by a decrease in loan prepayment fees which totaled $186,000 for December 31, 2007 compared to $569,000 for December 31, 2006.  Abstract fees decreased $232,000 due in part to the sale of one of the Company’s three abstract offices at the end of the second quarter of 2006.

Noninterest Expense.  Total noninterest expense increased by $925,000, or 7.1%, to $14.0 million for the year ended December 31, 2007 from $13.1 million for the year ended December 31, 2006.  The increase is primarily due to increases in salaries and employee benefits and data processing expenses.  Salaries and employee benefits increased $476,000 primarily due to normal salary increases, additions to staff, an increase in the Company’s contribution to its defined contribution retirement plan, and an increase in option expense due to the Company’s adoption of FAS 123(R) in 2006.  Data processing expense increased $136,000 primarily due to outsourcing of certain data processing support functions during the year.  The Company’s efficiency ratio for the years ended December 31, 2007 and 2006 was 68.99% and 64.84%, respectively.  The Company’s ratio of noninterest expense to average assets for the years ended December 31, 2007 and 2006 was 2.71% and 2.63%, respectively.

Income Taxes.  The Company’s provision for income taxes was $1.7 million and $2.1 million for the years ended December 31, 2007 and 2006, respectively.  The decrease in the provision for income taxes was primarily due to the lower 2007 income before income taxes.

Liquidity and Capital Resources

As discussed above, during 2008, macro-economic conditions negatively impacted liquidity and credit quality across the financial markets as the U.S. economy experienced a recession.  While the recession has had far-reaching effects, our liquidity position and capital resources remained strong in 2008 and the Company anticipates that it will have sufficient funds to meet its current funding commitments.

The Company’s primary sources of funds are deposits, amortization and prepayment of loans, borrowings such as FHLB advances, brokered certificates of deposit, maturities of securities and other investments, and earnings and funds provided from operations. Historically, scheduled principal repayments on loans are a relatively predictable source of funds.  However, in light of the financial crisis and current economic environment, there are now more risks related to loan repayments and the valuation and maturity ofinvestment securities.  In addition, deposit flows and loan prepayments are greatly influenced by interest rates, economic conditions, and competition. The Company manages the pricing of its deposits to maintain a desired deposit balance. In addition, the Company invests in interest-earning assets, which provide liquidity to meet lending requirements. At December 31, 2008, $384,000, or 21.7 % of the Company’s investment portfolio excluding mortgage-backed, mutual fund and equity securities, was scheduled to mature within one year or less, $638,000, or 36.0%, was scheduled to mature within one to five years and $750,000, or 42.3%, was scheduled to mature in more than five years.  At December 31, 2008, certificates of deposit scheduled to mature in less than one year totaled $150.4 million. Based on prior experience, management believes that a significant portion of such deposits will remain with the Company.  If the Company requires funds beyond its ability to generate them internally, borrowing agreements exist with the FHLB, which provide an additional source of funds.  The amount of eligible collateral for blanket lien pledges from the FHLB was $171.9 million as of December 31, 2008.  The Company may also use brokered certificates of deposit, up to 15% of total assets, as an additional source of funds.  For additional information about cash flows from the Company’s operating, financing and investing activities, see the Statements of Cash Flows included in the consolidated financial statements included in this report.

As described above, on January 9, 2009, the Company received $10.2 million from the Treasury as part of the TARP CPP.  The Company issued (i) 10,200 shares of the Company’s Fixed Rate Cumulative Perpetual Preferred Stock, Series A having a liquidation amount per share equal to $1,000 and (ii) a warrant to purchase 99,157 shares of the Company’s common stock.  The Series A Preferred Stock will pay cumulative dividends at a rate of 5% per annum for the first five years, and 9% per annum thereafter.

At December 31, 2008, the Company had outstanding loan commitments of $4.3 million. This amount does not include undisbursed overdraft loan privileges and the undisbursed home equity lines of credit.  The Company monitors its liquidity position and expects to have sufficient funds to meet its current funding commitments.

The main sources of liquidity for the Company are proceeds from dividends and loan repayments from the Bank and the proceeds from stock options exercised.  The main cash outflows are dividend payments to shareholders and funds used to repurchase shares of the Company’s common stock.  During 2008, the Company did not repurchase any shares of its common stock.  The Company’s ability to pay dividends to shareholders depends substantially on dividends and loan payments received from the Bank.  The Bank may not declare or pay cash dividends on any of its shares of common stock if the effect thereof would cause equity to be reduced below applicable regulatory capital requirements or the amount required to be maintained for the liquidation account.  For a description of the liquidation account, see Note 17 to the consolidated financial statements included in this report.  Unlike the Bank, the Company is not subject to OTS formula-based regulatory restrictions on the payment of dividends to its shareholders; however, it is subject to the requirements of Iowa law.  Iowa law generally prohibits the Company from paying a dividend if either of the following would result: (a) the Company would not be able to pay its debts as they become due in the usual course of business; or (b) the Company’s total assets would be less than the sum of its total liabilities, plus the amount that would be needed, if the Company were to be dissolved at the time of distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.  In connection with our participation in TARP CPP and the issuance of our Series A Preferred Stock the Treasury, the ability of the Company to declare and pay dividends is subject to restrictions, including the requirement that we obtain the consent of the Treasury prior to increasing dividend payments above current levels unless and until the Treasury no longer holds shares of the Series A Preferred Stock.  See Note 22 to the consolidated financial statements included in this report, labeled Subsequent Events.

The primary investing activities of the Company are the origination and purchase of mortgage and other loans and the purchase of securities.  During the years ended December 31, 2008, 2007 and 2006, the Company’s disbursements for loan originations and purchases totaled $121.3 million, $166.2 million, and $153.3 million, respectively.  These activities were funded primarily by net deposit inflows, principal repayments on loans, proceeds from the sale of loans, proceeds from the maturity and call of securities, brokered certificates of deposit, and FHLB advances.  Net cash flows (used in) investing activities were $28.7 million, $(4.3) million and $(20.0) million for the years ended December 31, 2008, 2007 and 2006, respectively.  Net cash flows (used in) provided by financing activities were $(32.3) million, $(8.8) million and $24.4 million for the years ended December 31, 2008, 2007 and 2006, respectively.

The OTS regulations require savings associations, such as the Bank, to meet three minimum capital standards: a tangible capital ratio requirement of 1.5% of total assets as adjusted under the OTS regulations; a leverage ratio requirement of 3% of core capital to such adjusted total assets; and a risk-based capital ratio requirement of 8% of core and supplementary capital to total risk-based assets.  The Bank satisfied these minimum capital standards at December 31, 2008 with tangible and leverage capital ratios of 7.2% and a total risk-based capital ratio of 11.2%.  In determining the amount of risk-weighted assets for purposes of the risk-based capital requirement, a savings association must compute its risk-based assets by multiplying its assets and certain off-balance sheet items by risk-weights, which range from 0% for cash and obligations issued by the United States Government or its agencies to 100% for consumer and commercial loans, as assigned by the OTS capital regulations.  These capital requirements, which are applicable to the Bank only, do not consider additional capital held at the Company level, and require certain adjustments to shareholders’ equity to arrive at the various regulatory capital amounts.

The table below presents the Bank’s regulatory capital amounts as compared to the OTS regulatory capital requirements at December 31, 2008:

	Amount	Capital Requirements	Excess Capital
		(In thousands)
Tangible capital	$34,336	$7,140	$27,196
Core capital	34,336	14,279	20,057
Risk-based capital	37,768	27,097	10,671

Impact of Inflation and Changing Prices

The consolidated financial statements of the Company and notes thereto, presented elsewhere in this report, have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. The impact of inflation is reflected in the increased cost of the Company’s operations. Unlike most industrial companies, nearly all the assets and liabilities are monetary. As a result, interest rates have a greater impact on the Company’s performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

Off-Balance Sheet Arrangements

The Company is a party to financial instruments with off-statement of financial condition risk in the normal course of business to meet the financing needs of its customers.  These financial instruments consist primarily of commitments to extend credit.  Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statement of financial condition.  The contract or notional amounts of those instruments reflect the extent of involvement the Company has in a particular class of financial instruments.

The Company uses the same credit polices in making commitments and conditional obligations as it does for on-statement of financial condition instruments.  The Company does require collateral or other security to support financial instruments with credit risks.

For additional information regarding off-balance sheet arrangements, see Note 14 to the consolidated financial statements included in this report.

Contractual Obligations

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(In thousands)
Borrowings (1)	$82,349	$24,000	$47,000	$11,000	$349
Loan commitments	4,254	4,254	-	-	-
Available home equity and unadvanced lines of credit	10,092	10,092	-	-	-

Total	$96,695	$38,346	$47,000	$11,000	$349

(1)     Callable advances are included in the category in which the advances mature

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Interest Rate Sensitivity Analysis

As a financial institution, the Company’s primary component of market risk is interest rate volatility.  Fluctuations in interest rates will ultimately impact both the level of income and expense recorded on a large portion of the Bank’s assets and liabilities, and the market value of all interest-earning assets, other than those which possess a short term to maturity.  Since all of the Company’s interest-bearing liabilities and virtually all of the Company’s interest-earning assets are located at the Bank, virtually all of the Company’s interest rate risk management procedures are performed at the Bank level.  Due to nature of the Bank’s operations, the Bank is not subject to foreign currency exchange or commodity price risk.  The Bank’s real estate loan portfolio, within Iowa, is subject to risks associated with the local economy.  The Company has sought to diversify its loan portfolio by purchasing loans secured by properties outside of Iowa.  At December 31, 2008, $115.6 million, or 28.4%, of the Company’s total loan portfolio was secured by properties outside the State of Iowa, located in twenty-four states.  The Bank does not own any trading assets.  At December 31, 2008, neither the Company nor the Bank had any hedging transactions in place, such as interest rate swaps and caps.

The Company seeks to manage its interest rate risk by monitoring and controlling the variation in repricing intervals between its assets and liabilities.  To a lesser extent, the Company also monitors its interest rate sensitivity by analyzing the estimated changes in market value of its assets and liabilities assuming various interest rate scenarios.  As discussed more fully below, there are a variety of factors which influence the repricing characteristics of any given asset or liability.

The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are “interest rate sensitive” and by monitoring an institution’s “interest rate sensitivity gap.”  An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period.  The “interest rate sensitivity gap” is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that same time period.  A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities.  A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income, while a positive gap would tend to positively affect net interest income. Similarly, during a period of falling interest rates, a negative gap would tend to positively affect net interest income, while a positive gap would tend to adversely affect net interest income.

The Company’s policy in recent years has been to manage its exposure to interest rate risk generally by focusing on the maturities of its interest rate sensitive assets and by emphasizing adjustable-rate mortgage loans and short-term consumer loans, and maintaining a level of liquidity by investing in short-term interest-earning deposits and equity securities.  In addition, the Company generally sells all fixed rate one- to four-family residential loans with maturities of fifteen years or greater.

At December 31, 2008, total interest-bearing liabilities maturing or repricing within one year exceeded total interest-earning assets maturing or repricing in the same period by $77.7 million, representing a one-year gap ratio of -16.2%, compared to a one-year gap ratio of -10.5% at December 31, 2007.  The Chief Executive Officer meets regularly with the Bank’s senior executive officers to review trends in deposits as well as mortgage and consumer lending activities.  The Chief Executive Officer reports quarterly to the Board of Directors on interest rate risks and trends, as well as liquidity and capital ratio requirements.

Gap Table.  The following table (the “Gap Table”) sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 2008, which are expected to reprice or mature, based upon certain assumptions, in each of the future time periods shown.  Except as stated below, the amounts of assets and liabilities shown that reprice or mature during a particular period were determined in accordance with the earlier of the terms of repricing or the contractual terms of the asset or liability.  Certain assumptions used in preparing the table are set forth in the following table.  Management believes that these assumptions approximate actual experience and considers them appropriate and reasonable.

	At December 31, 2008
	Within 3 Months	Within 1 Year	Beyond 1 Year	Total
	(Dollars in thousands)

Interest-earning assets:
First mortgage loans	$34,167	$69,246	$234,189	$337,602
Consumer and other loans	4,373	4,531	65,680	74,584
Investment securities	8,515	4,967	20,645	34,127
Total interest-earning assets	$47,055	$78,744	$320,514	$446,313

Rate sensitive liabilities:
Savings accounts	$3,266	$-	$22,862	$26,128
NOW accounts	14,469	-	43,408	57,877
Money market accounts	12,835	-	21,392	34,227
Certificate accounts	48,221	102,205	66,309	216,735
FHLB advances and other liabilities	4,558	19,500	58,349	82,407
Total interest-bearing liabilities	$83,349	$121,705	$212,320	$417,374

Interest sensitivity gap	$(36,294)	$(42,961)	$108,194	28,939
Cumulative interest-sensitivity gap	$(36,294)	$(79,255)	$28,939	28,939

Interest sensitivity gap ratio	0.56	0.65	1.51	1.07
Cumulative interest-sensitivity gap ratio	0.56	0.61	1.07	1.07

As of December 31, 2008, the Company’s cumulative gap ratio for assets and liabilities repricing within one year was 0.62, which means that the Company is liability sensitive over the cumulative 12-month period.  In other words, more interest-bearing liabilities will be subject to repricing within that time frame than interest-earning assets.

Certain shortcomings are inherent in the method of analysis presented in the above Gap Table.  For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates.  Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types of assets and liabilities may lag behind changes in market rates.  Additionally, certain assets, such as adjustable-rate loans, have features which restrict changes in interest rates both on a short-term basis and over the life of the asset.  Further, in the event of changes in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the table.  Finally, the ability of many borrowers to service their adjustable-rate loans may decrease in the event of an interest rate increase.

Net Portfolio Value Analysis.  As part of its efforts to maximize net interest income and manage the risks associated with changing interest rates, management uses the “net portfolio value” (“NPV”) methodology which the OTS has adopted as part of its capital regulations.

Under this methodology, interest rate risk exposure is assessed by reviewing the estimated changes in NPV which would hypothetically occur if interest rates rapidly rise or fall along the yield curve.  Projected values of NPV at both higher and lower regulatory defined rate scenarios are compared to base case values (no change in rates) to determine the sensitivity to changing interest rates.

Presented below, as of December 31, 2008, is an analysis of the Company’s interest rate risk (“IRR”) as measured by changes in NPV for instantaneous and sustained parallel shifts of 50 or 100 basis points in market interest rates.  Such limits have been established with consideration of the impact of various rate changes and the Company’s current capital position.  Due to current historically low interest rate environment, the chart below does not account for more than 100 basis points below the base case scenario.

Interest Rate Sensitivity of Net Portfolio Value (NPV)(1)
		Net Portfolio Value			NPV as % of PV of Assets
Change in Rates		$ Amount	$ Change	% Change	NPV Ratio	Change
(Dollars in thousands)

+300	bp	36,462	(3,322)	(8)	7.64	(47	) bp
+200	bp	38,912	(872)	(2)	8.06	(5	) bp
+100	bp	39,705	(79)	0	8.16	+4	bp
+50	bp	39,827	43	0	8.15	+4	bp
0	bp	39,784			8.11	-
-50	bp	39,114	(670)	(2)	7.96	(15	) bp
-100	bp	39,037	(747)	(2)	7.92	(19	) bp

(1)  Denotes rate shock used to compute interest rate risk capital component.

As is the case with the Gap Table, certain shortcomings are inherent in the methodology used in the above interest rate risk measurements.  Modeling changes in NPV require making certain assumptions which may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates.  In this regard, the NPV table presented above assumes that the composition of the Company’s interest sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured and also assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration to maturity or repricing of specific assets and liabilities.  Accordingly, although the NPV table provides an indication of the Company’s interest rate risk exposure at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on the Company’s net interest income and will differ from actual results.

Loan Analysis

Nonperforming Assets. Loans are reviewed on a regular basis and are placed on nonaccrual status when, in the opinion of management, the collection of additional interest is doubtful. Mortgage loans and consumer loans are placed on nonaccrual status generally when either principal or interest is 90 days or more past due. Interest accrued and unpaid at the time a loan is placed on nonaccrual status is charged against interest income.

Real estate acquired by the Company as a result of foreclosure, or by deed in lieu of foreclosure, is deemed foreclosed real estate until such time as it is sold.

When foreclosed real estate is acquired or otherwise deemed foreclosed real estate, it is recorded at estimated fair value, less estimated selling expenses. Valuations are periodically performed by management and any subsequent decline in fair value is charged to operations. At December 31, 2008, the Company’s foreclosed real estate had an aggregate carrying value of $1.2 million.

Delinquent Loans, Nonaccrual Loans and Nonperforming Assets.  The following table sets forth information regarding loans on nonaccrual status and foreclosed real estate of the Company at the dates indicated.  At the dates indicated, the Company did not have any material restructured loans.

	At December 31,
	2008	2007	2006	2005	2004
	(Dollars in thousands)

Nonaccrual loans and nonperforming assets:
First mortgage loans:
One- to four-family residential	$915	$917	$222	$389	$335
Multifamily and commercial properties(1)	2,885	1,216	-	-	-
Consumer loans	204	250	357	196	299
Total nonaccrual loans	4,004	2,383	579	585	634
90 days past due loans (still accruing interest)	1,071	-	-	-	-
Other nonperforming loans	2,941	-	-	-	-
Total foreclosed real estate	1,183	2,569	468	1,143	1,079
Other nonperforming assets	12	-	-	-	-
Total nonperforming assets	$9,211	$4,952	$1,047	$1,728	$1,713
Total nonaccrual loans to net loans Receivable	1.00%	0.53%	0.13%	0.14%	0.16%
Total nonaccrual loans to total assets	0.85	0.47	0.11	0.12	0.14
Total nonperforming assets to total assets	1.95	0.97	0.20	0.36	0.37

(1)	Includes one- to four-family residential construction.

The following table sets forth information with respect to loans delinquent 60-89 days in the Company’s portfolio at the dates indicated.

	At December 31,
	2008	2007	2006	2005	2004
	(In thousands)
Loans past due 60-89 days:
First mortgage loans:
One- to four-family residential	$589	$948	$765	$1,106	$1,001
Multifamily and commercial properties	315	812	-	-	40
Consumer loans	164	91	68	214	238
Total past due	$1,068	$1,851	$833	$1,320	$1,279

The following table sets forth information with respect to the Company’s delinquent loans and other problem assets at December 31, 2008.

	At December 31, 2008
	Balance	Number
	(Dollars in thousands)
One- to four-family first mortgage loans:
Loans 60 to 89 days delinquent	$589	14
Loans 90 days or more delinquent	964	13
Multifamily and commercial first mortgage loans:
Loans 60 to 89 days delinquent	315	1
Loans 90 days or more delinquent	3,955	6
Consumer Loans:
Loans 60 to 89 days delinquent	164	10
Loans 90 days or more delinquent	291	13
Other nonperforming loans	2,941	1
Foreclosed real estate	1,183	15
Other nonperforming assets	12	1
Loans to facilitate sale of foreclosed real estate	1,350	7
Special mention loans	4,410	31

Classification of Assets.  Federal regulations provide for the classification of loans and other assets such as debt and equity securities considered by the OTS to be of lesser quality as “substandard,” “doubtful,” or “loss” assets.  An asset is considered “substandard” if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any.  “Substandard” assets include those characterized by the “distinct possibility” that the savings institution will sustain “some loss” if the deficiencies are not corrected.  Assets classified as “doubtful” have all of the weaknesses inherent in those classified “substandard,” with the added characteristic that the weaknesses present make “collection or liquidation in full,” on the basis of currently existing facts, conditions, and values, “highly questionable and improbable.”  Assets classified as “loss” are those considered “uncollectible” and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted. Assets that do not expose the savings institution to risk sufficient to warrant classification in one of the aforementioned categories, but which possess some weaknesses, are required to be designated “special mention” by management.  Loans designated as special mention are generally loans that, while current in required payments, have exhibited some potential weaknesses that, if not corrected, could increase the level of risk in the future.  At December 31, 2008, the Company had $4.4 million of special mention loans, consisting of 11 loans secured by one- to four-family residences, 9 consumer loans, and 11 commercial real estate loan.

The following table sets forth the aggregate amount of the Company’s classified assets, which include nonperforming loans and foreclosed real estate, at the dates indicated.

	At December 31,
	2008	2007	2006	2005	2004
	(In thousands)
Substandard assets	$8,566	$4,941	$1,038	$1,670	$1,680
Doubtful assets	554	-	-	-	-
Loss assets	91	44	24	58	58
Total classified assets	$9,211	$4,985	$1,062	$1,728	$1,738

Allowance for Loan Losses. It is management’s policy to provide an allowance and provision for probable losses on the Company’s loan portfolio based on management’s evaluation of the prior loss experience, industry standards, past due loans, economic conditions, the volume and type of loans in the Company’s portfolio, which includes a significant amount of multifamily and commercial loans, substantially all of which are purchased and are collateralized by properties located outside of the Company’s market area, and other factors related to the collectibility of the Company’s loan portfolio. The Company regularly reviews its loan portfolio, including problem loans, to determine whether any loans require classification or the establishment of appropriate allowances for losses. Such evaluation, which includes a review of all loans of which full collectibility of interest and principal may not be reasonably assured, considers, among other matters, the estimated fair value of the underlying collateral. During 2008 the Company’s gross loan portfolio decreased $45.7 million, or 10.1%.  During the years ended December 31, 2008, 2007 and 2006 the Company’s provision for loan losses were $2.2 million, $655,000, and $240,000, respectively.  The Company’s allowance for loan losses totaled $5.4 million, $3.5 million and $3.5 million at December 31, 2008, 2007 and 2006, respectively.

Management believes that the allowance for losses on loans is adequate. While management uses available information to recognize losses on loans, future additions to the allowances may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank’s allowances for loan losses. Such agencies may require the Bank to recognize additions to the allowances based on their judgments about information available to them at the time of their examination.

Analysis of the Allowance for Loan Losses.  The following table sets forth the analysis of the allowance for loan losses for the periods indicated.

	For the Year Ended December 31,
	2008	2007	2006	2005	2004
	(Dollars in thousands)

Total loans outstanding	$406,783	$452,457	$453,335	$438,650	$418,841
Average loans outstanding	428,967	460,429	447,440	424,633	389,190
Allowance balances (at beginning of period)	3,487	3,493	3,326	3,235	3,165
Provisions for losses	2,240	655	240	260	240
Charge-Offs:
First mortgage loans(1)	211	526	22	5	66
Consumer loans	152	147	70	182	114
Recoveries:
First mortgage loans	-	-	-	3	2
Consumer loans	15	12	19	15	8
Net charge-offs	348	661	73	169	170
Allowance balance (at end of period)	$5,379	$3,487	$3,493	$3,326	$3,235
Allowance for loan losses as a percent of total loans receivable at end of period	1.32%	0.77%	0.77%	0.76%	0.77%
Net loans charged off as a percent of average loans outstanding	0.08	0.14	0.02	0.04	0.04
Ratio of allowance for loan losses to total nonaccrual loans at end of period	134.34	146.36	603.41	567.98	513.13
Ratio of allowance for loan losses to total nonaccrual loans and foreclosed real estate at end of period	103.70	70.42	333.63	192.41	188.86

(1)      Includes one- to four-family construction loans.

Allocation of Allowance for Loan Losses.  The following table sets forth the allocation for loan losses by loan category for the periods indicated:

	At December 31,
	2008		2007		2006		2005		2004
	Amount	% of Loans In Each Category to Total Loans	Amount	% of Loans In Each Category to Total Loans	Amount	% of Loans In Each Category to Total Loans	Amount	% of Loans In Each Category to Total Loans	Amount	% of Loans In Each Category to Total Loans
	(Dollars in thousands)
Balance at end of period applicable to:

One- to four-family residential Mortgage loans	$392	42.91%	$518	44.36%	$570	48.01%	$593	49.47%	$510	45.99%
Multifamily residential mortgage loans	513	14.25	472	12.51	646	14.52	704	16.86	731	18.73
Commercial mortgage loans	3,592	23.61	1,598	26.84	1,443	23.04	1,201	19.76	1,240	21.94
Consumer loans	882	19.23	899	16.29	834	14.43	828	13.91	754	13.34
Total allowance for loan losses	$5,379	100.00%	$3,487	100.00%	$3,493	100.00%	$3,326	100.00%	$3,235	100.00%

Average Balance Sheet

The following table sets forth certain information relating to the Company’s average balance sheet and reflects the average yield on assets and average cost of liabilities for the periods indicated and the average yields earned and rates paid.  Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented.  For purposes of this table, average balances were computed on a monthly basis.

	For the Year Ended December 31,
	2008				2007				2006
	Average Balance		Interest	Average Yield/ Cost	Average Balance		Interest	Average Yield/ Cost	Average Balance		Interest	Average Yield/ Cost
	(Dollars in thousands)
Assets:
Interest-earning assets:
First mortgage loans(1)	$352,924		$21,563	6.11%	$390,972		$24,535	6.27%	$384,965		$23,102	6.00%
Consumer loans(1)	76,043		5,663	7.45	69,457		5,219	7.51	62,474		4,420	7.07
Investment securities	29,789	(4)	1,131	3.80	28,056	(5)	1,365	4.87	22,403	(6)	1,015	4.53
Total interest-earning assets	$458,756		$28,357	6.17%	$488,485		$31,119	6.37%	$469,842		$28,537	6.07%
Noninterest-earning assets	35,558				30,329				29,578
Total assets	$494,314				$518,814				$499,420

Liabilities and Equity:
Interest-bearing liabilities:
NOW and money market Savings	$93,062		$892	0.96%	$83,416		$1,109	1.33%	$85,008		$1,048	1.23%
Savings	25,602		76	0.30	25,828		126	0.47	26,335		87	0.33
Certificates of Deposit	223,274		9,797	4.39	241,197		11,651	4.83	218,655		9,119	4.17
Borrowed funds	90,250		4,552	5.04	106,591		5,267	4.94	108,753		5,161	4.75
Total interest-bearing liabilities	$432,188		$15,317	3.54%	$457,032		$18,153	3.97%	$438,751		$15,415	3.51%

Noninterest-bearing liabilities	21,181				19,786				17,858
Total liabilities	$453,369				$476,818				$456,609
Equity	40,945				41,996				42,811
Total liabilities and equity	$494,314				$518,814				$499,420

Net interest income			$13,040				$12,966				$13,122
Net interest rate spread(2)				2.63%				2.39%				2.56%
Net interest margin (3)				2.84				2.65				2.79
Ratio of average interest-earning assets to average interest-bearing liabilities				106.15				106.88				107.09

(1)	Balance is net of deferred loan fees, deferred loan costs, loan premiums and loans in process. Nonaccrual loans are included in the balances.
(2)	Net interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.
(3)	Net interest margin represents net interest income divided by average total interest-earning assets.
(4)	Includes interest-bearing deposits of $7,032,000, Federal Home Loan Bank stock of $4,811,000, and securities available-for-sale of $17,946,000.
(5)	Includes interest-bearing deposits of $8,951,000, Federal Home Loan Bank stock of $5,456,000, and securities available-for-sale of $13,649,000.
(6)	Includes interest-bearing deposits of $1,238,000, Federal Home Loan Bank stock of $5,563,000, and securities available-for-sale of $15,602,000.

Rate/Volume Analysis

The table below sets forth certain information regarding changes in interest income and interest expense of the Company for the periods indicated.  For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in average volume (changes in average volume multiplied by old rate); (ii) changes in rates (changes in rate multiplied by old average volume); (iii) changes in rate-volume (changes in rate multiplied by the changes in average volume); and (iv) the net change.

	Year Ended December 31, 2008 Compared to Year Ended December 31, 2007				Year Ended December 31, 2007 Compared to Year Ended December 31, 2006
	Increase/(Decrease) Due to				Increase/(Decrease) Due to
	Volume	Rate	Rate/ Volume	Total Increase (Decrease)	Volume	Rate	Rate/ Volume	Total Increase (Decrease)
	(In thousands)
Interest income:
First mortgage loans	$(2,386)	$(651)	$65	$(2,972)	$360	$1,057	$16	$1,433
Consumer loans	495	(46)	(5)	444	494	274	31	799
Investment securities	49	(372)	89	(234)	251	70	29	350
Total interest-earning assets	$(1,842)	$(1,069)	$149	$(2,762)	$1,105	$1,401	$76	$2,582
Interest expense:
NOW and money market savings	$128	$(309)	$(36)	$(217)	$(20)	$83	$(2)	$61
Savings	(1)	(49)	-	(50)	(2)	42	(1)	39
Certificate of deposits	(866)	(1,069)	81	(1,854)	940	1,443	149	2,532
Borrowed funds	(807)	107	(15)	(715)	(103)	213	(4)	106
Total interest-bearing liabilities	(1,546)	(1,320)	30	(2,836)	815	1,781	142	2,738
Net change in net interest income	$(296)	$251	$119	$74	$290	$(380)	$(66)	$(156)

DIRECTORS AND MANAGEMENT OF THE COMPANY AND THE BANK

The Board of Directors of the Company is divided into three classes, each of which contains approximately one-third of the Board.  The Bylaws of the Company currently authorize seven directors.  Currently, all directors of the Company are also directors of the Bank.

Continuing Directors

C. Thomas Chalstrom is Executive Vice President of the Company and President of the Bank and has been employed with the Bank since 1985.  He was Executive Vice President of the Bank from 1994 until 2004.  Mr. Chalstrom was named Chief Operating Officer of the Bank in December 1998.  He became President of the Bank in April 2004.

Randall L. Minear is President of Terrus Real Estate Group, located in Des Moines, Iowa.  He formerly served as the Director of Corporate Real Estate for The Principal Financial Group and as President of Principal Real Estate Services, a subsidiary of The Principal Financial Group.

Melvin R. Schroeder was formerly the Vice President of Instruction at Iowa Central Community College in Fort Dodge, Iowa.  Mr. Schroeder retired in 2001.

Mark Thompson has been an owner of Thompson & Eich CPAs (formerly known as Mark Thompson CPA, P.C.) in Fort Dodge, Iowa since 1984 and has been a certified public accountant since 1978.

Paul F. Bognanno serves as Chairman of Radian Guaranty (NYSE: RDN), a position he has held since November 1, 2008.  Mr. Bognanno served as Vice Chairman from November 2007 to November 2008.  Mr. Bognanno served as Senior Executive Vice President of the Company from February 1, 2007 to July 1, 2007 and as President and Chief Executive Officer of the Company and the Bank from July 1, 2007 until October 31, 2007.  From 1993 to 2004, he was the President and Chief Executive Officer of Principal Residential Mortgage, a wholly-owned subsidiary of The Principal Financial Group.

Nominees for Election as Directors at Upcoming Annual Meeting of Stockholders

David M. Bradley was reappointed President and Chief Executive Officer of the Company and as Chief Executive Officer of the Bank on October 31, 2007.  Mr. Bradley served as the President and CEO of the Company since its inception in December 1995 until July 1, 2007.  He has been employed by the Bank since 1982 and had served as its CEO from 1992 to July 1, 2007.  He has served as Chairman of the Board of the Company and the Bank since 1997.

Robert H. Singer, Jr. serves as a Supervisor of Webster County, Iowa.  Mr. Singer is serving a four-year term expiring December 2012.

Executive Officers Who are Not Directors or Director Nominees

Kyle C. Cook, CPA has been employed with the Company and the Bank since June 2007.  He is the Chief Financial Officer of the Company and the Bank and is in charge of the accounting functions of the Bank and the Company.  Prior to joining the Company, Mr. Cook was Chief Financial Officer for Liberty Bank in West Des Moines for three years.  He began his career with KPMG LLP and was employed there from 1996 to 2004, most recently as a tax senior manager.

Kirk A. Yung has been employed with the Bank since 1990, was named Senior Vice President in January 1995 and is in charge of commercial real estate lending.

Thomas J. Hromatka was appointed Senior Vice President of the Bank in December 2008.  Prior to joining the Bank, Mr. Hromatka was the President of VisionBank, headquartered in West Des Moines, Iowa from January 2006 to December 2008.  Prior to VisionBank, he was employed in various capacities by Liberty Bank in West Des Moines, Iowa from August 2000 to December 2005.

SHAREHOLDER INFORMATION

Price Range of the Company’s Common Stock

The Company’s common stock trades on the Nasdaq Global Market under the symbol “FFFD.”  The following table shows the high and low per share sales prices of the Company’s common stock as reported by Nasdaq, and the dividends declared per share during the periods indicated. Such quotations reflect inter-dealer prices, without retail markup, markdown or commission and may not necessarily represent actual transactions.

	Price Range ($)
Quarter Ended	High	Low	Dividends Declared Per Share
2008
First Quarter	33.93	29.10	0.35
Second Quarter	30.51	22.00	0.35
Third Quarter	24.71	15.00	0.01
Fourth Quarter	16.35	9.52	0.01
2007
First Quarter	41.17	38.20	0.35
Second Quarter	41.24	39.75	0.35
Third Quarter	41.00	38.00	0.35
Fourth Quarter	39.50	30.18	0.35

In connection with our participation in TARP CPP and the issuance of our Series A Preferred Stock the Treasury, the ability of the Company to declare and pay dividends is subject to restrictions, including the requirement that we obtain the consent of the Treasury prior to increasing dividend payments above current levels unless and until the Treasury no longer holds shares of the Series A Preferred Stock.

The closing price of the Company’s common stock on March 16, 2009 was $11.19 per share.  As of March 16, 2009, there were 398 common stockholders (does not include beneficial holders in the Company’s 401(k) Plan and ESOP) of record and an estimated 609 additional beneficial holders whose stock was held in street name by brokerage houses.

Annual Meeting

The Annual Meeting of Shareholders of the Company will be held at 10:00 a.m., Central Time, Tuesday, May 5, 2009 at the Country Inn & Suites, located at 3259 5th Avenue South, Fort Dodge, Iowa 50501.

Stockholders and General Inquiries	Stock Exchange

David M. Bradley North Central Bancshares, Inc. c/o First Federal Savings Bank of Iowa 825 Central Avenue Fort Dodge, Iowa 50501 (515) 576-7531 www.firstfederaliowa.com	The Company’s Common Shares are listed under the symbol “FFFD” on the Nasdaq Global Market

General Counsel
The Law Office of Eric J. Eide, P.L.C.
805 Central Avenue, Suite 619
Fort Dodge, Iowa 50501

Special Counsel
Paul, Hastings, Janofsky & Walker LLP
875 15th Street, N.W.
Washington, D.C. 20005
www.paulhastings.com

Independent Auditor
McGladrey & Pullen, LLP
400 Locust Street, Suite 640
Des Moines, Iowa 50309

Transfer Agent
Computershare Trust Company, N.A.
PO Box 43070
Providence, RI 02940-3070
(303) 262-0600 or 800-962-4284
e-mail: inquire@computershare.com
www.computershare.com

Publications - Annual Report on Form 10-K

A copy of the Company’s Annual Report Form 10-K (without exhibits) for the fiscal year ended December 31, 2008 will be furnished without charge to shareholders of record as of March 16, 2009 upon written request to Corinna King, Corporate Secretary, North Central Bancshares, Inc., c/o First Federal Savings Bank of Iowa, 825 Central Avenue, Fort Dodge, Iowa 50501.  The Annual Report Form 10-K report will also be available online at www.sec.gov or via the Bank’s website at www.firstfederaliowa.com.  The information set forth on the Company’s website is not incorporated by reference into this report or any of our other filings under the Securities Act of 1933, as amended, or the Exchange Act of 1934, as amended, except to the extent that the Company specifically so provides.

Dividend Reinvestment and Stock Purchase Plan

The Company maintains a Dividend Reinvestment and Stock Purchase Plan which provides shareholders with the ability to automatically reinvest their cash dividends in additional shares of North Central Bancshares, Inc. common stock.  This plan also provides shareholders the opportunity to make quarterly cash purchases of additional shares of the Company’s common stock.

For more information, contact Computershare Investor Services (see address above) or visit Computershare’s website at www.computershare.com.

NORTH CENTRAL BANCSHARES, INC.
AND SUBSIDIARIES

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM……31

Financial Statements
Consolidated Statements of Financial Condition	32
Consolidated Statements of Income	33
Consolidated Statements of Stockholders’ Equity	34 - 35
Consolidated Statements of Cash Flows	36 - 37
Notes to Consolidated Financial Statements	38 - 74

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
North Central Bancshares, Inc.
Fort Dodge, Iowa

We have audited the accompanying consolidated statements of financial condition of North Central Bancshares, Inc. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2008.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of North Central Bancshares, Inc. and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with U.S. generally accepted accounting principles.

We were not engaged to examine management’s assessment of the effectiveness of North Central Bancshares, Inc.’s internal control over financial reporting as of December 31, 2008 included in the Company’s Annual Report on Form 10-K for the period then ended and, accordingly, we do not express an opinion thereon.

Des Moines, Iowa
March 26, 2008

McGladrey & Pullen, LLP is an independent member firm of RSM International, an affiliation of separate and independent legal entities.

North Central Bancshares, Inc. and Subsidiaries

Consolidated Statements of Financial Condition
December 31, 2008 and 2007

	2008	2007

ASSETS

Cash and due from banks:
Interest-bearing	$6,563,494	$3,132,298
Noninterest-bearing	9,718,150	9,394,409
Total cash and cash equivalents	16,281,644	12,526,707
Securities available-for-sale	22,837,968	11,534,942
Federal Home Loan Bank stock, at cost	4,692,400	5,064,200
Loans held for sale	730,466	1,402,488
Loans receivable, net	400,786,505	446,857,436
Accrued interest receivable	2,096,784	2,278,635
Foreclosed real estate	1,182,917	2,569,314
Premises and equipment, net	12,113,092	12,466,305
Rental real estate	2,358,688	2,473,633
Title plant	671,704	671,704
Goodwill	-	4,946,960
Deferred taxes	3,003,565	1,110,306
Bank-owned life insurance (BOLI)	5,293,871	5,044,601
Prepaid expenses and other assets	1,248,232	1,245,733

Total assets	$473,297,836	$510,192,964

LIABILITIES AND STOCKHOLDERS’ EQUITY

LIABILITIES
Deposits	$350,169,925	$365,947,856
Borrowed funds	82,348,915	97,378,800
Advances from borrowers for taxes and insurance	1,923,758	2,016,809
Dividends payable	13,434	468,981
Accrued expenses and other liabilities	3,629,661	3,403,808
Total liabilities	438,085,693	469,216,254

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ EQUITY
Preferred stock, $.01 par value, authorized 3,000,000 shares;
none issued and outstanding	-	-
Common stock, $.01 par value, authorized 15,500,000 shares;
issued and outstanding 2008 1,343,448 shares;
2007 1,340,948 shares	13,421	13,392
Additional paid-in capital	17,819,096	17,686,444
Retained earnings, substantially restricted	17,240,779	24,483,022
Accumulated other comprehensive income (loss)	138,847	(1,206,148)
Total stockholders’ equity	35,212,143	40,976,710

Total liabilities and stockholders’ equity	$473,297,836	$510,192,964

See Notes to Consolidated Financial Statements.

North Central Bancshares, Inc. and Subsidiaries

Consolidated Statements of Income
Years Ended December 31, 2008, 2007 and 2006

	2008	2007	2006

Interest income:
Loans receivable:
First mortgage loans	$21,563,232	$24,535,039	$23,102,096
Consumer loans	5,662,603	5,218,773	4,419,574
Securities and cash deposits	1,130,969	1,365,481	1,015,332
	28,356,804	31,119,293	28,537,002
Interest expense:
Deposits	10,764,390	12,886,416	10,254,099
Other borrowed funds	4,552,257	5,266,967	5,161,348
	15,316,647	18,153,383	15,415,447

Net interest income	13,040,157	12,965,910	13,121,555

Provision for loan losses	2,240,000	655,000	240,000
Net interest income after provision
for loan losses	10,800,157	12,310,910	12,881,555

Noninterest income:
Fees and service charges	4,587,759	4,581,180	4,381,340
Abstract fees	1,006,177	991,147	1,223,191
Mortgage banking income	526,534	465,041	245,827
Provision for impairment of securities available-for-sale	(6,049,103)	-	-
Loss on sale of investments	(170,658)	-	-
Other income	1,100,365	1,355,028	1,261,178
Total noninterest income	1,001,074	7,392,396	7,111,536

Noninterest expense:
Compensation and employee benefits	7,365,182	7,699,027	7,223,295
Premises and equipment	1,776,271	1,572,818	1,499,563
Data processing	951,929	804,728	669,027
Goodwill impairment	4,946,960	-	-
Other expenses	4,397,300	3,967,683	3,727,271
Total noninterest expense	19,437,642	14,044,256	13,119,156

Income (loss) before income taxes	(7,636,411)	5,659,050	6,873,935

Provision (benefits) for income taxes	(1,360,400)	1,658,300	2,062,300

Net income (loss)	$(6,276,011)	$4,000,750	$4,811,635

Basic earnings (loss) per common share	$(4.69)	$2.96	$3.37

Earnings (loss) per common share - assuming dilution	(4.69)	2.93	3.32

Dividends declared per common share	0.72	1.40	1.32

See Notes to Consolidated Financial Statements.

North Central Bancshares, Inc. and Subsidiaries

Consolidated Statements of Stockholders’ Equity
Years Ended December 31, 2008, 2007 and 2006

					Unearned
					Shares,	Accumulated
			Additional		Employee Stock	Other		Total
	Comprehensive	Common	Paid-in	Retained	Ownership	Comprehensive	Treasury	Stockholders’
	Income (Loss)	Stock	Capital	Earnings	Plan	Income (Loss)	Stock	Equity

Balance, December 31, 2005		$15,077	$18,447,059	$25,847,345	$(15,697)	$(15,284)	$-	$44,278,500
Comprehensive income:
Net income	$4,811,635	-	-	4,811,635	-	-	-	4,811,635
Other comprehensive income, net of
reclassification adjustment and tax	111,284	-	-	-	-	111,284	-	111,284
Total comprehensive income	$4,922,919
Purchase of 151,250 shares of Treasury stock		-	-	-	-	-	(5,945,505)	(5,945,505)
Dividends on common stock		-	-	(1,867,530)	-	-	-	(1,867,530)
Retirement of 151,250 shares of Treasury stock		(1,512)	(1,510,988)	(4,433,005)	-	-	5,945,505	-
Effect of contribution to employee stock ownership plan		-	44,261	-	15,697	-	-	59,958
Employee stock-based compensation expense		-	113,147	-	-	-	-	113,147
Issuance of 24,200 shares of common stock as a
result of stock options exercised		242	630,218	-	-	-	-	630,460
Balance, December 31, 2006		13,807	17,723,697	24,358,445	-	96,000	-	42,191,949
Cumulative effect of adoption of FIN 48		-	-	(200,000)	-	-	-	(200,000)
Comprehensive income:
Net income	$4,000,750	-	-	4,000,750	-	-	-	4,000,750
Other comprehensive income (loss), net of
reclassification adjustment and tax	(1,302,148)	-	-	-	-	(1,302,148)	-	(1,302,148)
Total comprehensive income	$2,698,602
Purchase of 59,500 shares of Treasury stock		-	-	-	-	-	(2,377,500)	(2,377,500)
Dividends on common stock		-	-	(1,893,673)	-	-	-	(1,893,673)
Retirement of 59,500 shares of Treasury stock		(595)	(594,405)	(1,782,500)	-	-	2,377,500	-
Employee stock-based compensation expense		23	127,830	-	-	-	-	127,853
Issuance of 15,700 shares of common stock
as a result of stock options exercised		157	429,322	-	-	-	-	429,479
Balance, December 31, 2007		$13,392	$17,686,444	$24,483,022	$-	$(1,206,148)	$-	$40,976,710

(Continued)

North Central Bancshares, Inc. and Subsidiaries

Consolidated Statements of Stockholders’ Equity (Continued)
Years Ended December 31, 2008, 2007 and 2006

					Unearned
					Shares,	Accumulated
			Additional		Employee Stock	Other		Total
	Comprehensive	Common	Paid-in	Retained	Ownership	Comprehensive	Treasury	Stockholders’
	Income (Loss)	Stock	Capital	Earnings	Plan	Income (Loss)	Stock	Equity
Balance, December 31, 2007		$13,392	$17,686,444	$24,483,022	$-	$(1,206,148)	$-	$40,976,710
Comprehensive income:
Net income (loss)	$(6,276,011)	-	-	(6,276,011)	-	-	-	(6,276,011)
Other comprehensive income, net of
reclassification adjustment and tax	1,344,995	-	-	-	-	1,344,995	-	1,344,995
Total comprehensive income (loss)	$(4,931,016)
Dividends on common stock		-	-	(966,232)	-	-	-	(966,232)
Employee stock-based compensation expense		27	128,114	-	-	-	-	128,141
Issuance of 200 shares of common stock
as a result of stock options exercised		2	4,538	-	-	-	-	4,540
Balance, December 31, 2008		$13,421	$17,819,096	$17,240,779	$-	$138,847	$-	$35,212,143

See Notes to Consolidated Financial Statements.

North Central Bancshares, Inc. and Subsidiaries

Consolidated Statements of Cash Flows
Years Ended December 31, 2008, 2007 and 2006

	2008	2007	2006

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(6,276,011)	$4,000,750	$4,811,635
Adjustments to reconcile net income (loss) to net cash
provided by operating activities:
Provision for loan losses	2,240,000	655,000	240,000
Depreciation	870,944	821,960	777,979
Amortization and accretion	87,341	208,338	410,486
Deferred taxes	(1,989,333)	(11,768)	(140,255)
Effect of contribution to employee stock
ownership plan	-	-	59,958
Stock-based compensation expense	128,141	127,853	113,147
Excess benefit related to stock-based compensation	(1,564)	(89,877)	(182,520)
Gain on sale of foreclosed real estate and loans, net	(624,554)	(487,569)	(287,056)
Provision for impairment of securities available-for-sale	6,049,103	-	-
Provision for impairment of goodwill	4,946,960	-	-
Write-down of other real estate owned	432,396	-	82,035
Loss on sale or disposal of equipment and other assets, net	6,471	2,837	50,836
Loss on sale of investments	170,658	-	-
Proceeds from sales of loans held for sale	42,349,769	36,536,776	19,433,905
Originations of loans held for sale	(41,151,213)	(36,890,523)	(19,033,940)
Change in assets and liabilities:
Accrued interest receivable	181,851	(16,362)	(116,171)
Prepaid expenses and other assets	(261,619)	(55,897)	(199,589)
Accrued expenses and other liabilities	225,889	738,176	966,215
Net cash provided by operating activities	7,385,229	5,539,694	6,986,665

CASH FLOWS FROM INVESTING ACTIVITIES
Net change in loans	59,655,975	39,561,748	20,744,260
Purchase of loans	(18,584,008)	(40,590,622)	(40,401,781)
Proceeds from sale of Federal Home Loan Bank stock	667,200	1,245,700	1,206,300
Purchase of Federal Home Loan Bank stock	(295,400)	(833,900)	(1,432,200)
Proceeds from sale of securities available-for-sale	297,650	-	-
Proceeds from maturities and calls of securities
available-for-sale	2,455,711	1,628,051	2,550,786
Purchase of securities available-for-sale	(18,831,944)	-	(1,494,666)
Purchase of Bank-owned life insurance	-	(5,000,000)	-
Purchase of premises, equipment and rental real estate	(409,638)	(549,254)	(2,371,892)
Net proceeds from sale of foreclosed real estate	3,730,359	280,893	901,251
Proceeds from sale of equipment	381	1,722	7,954
Other	-	-	242,043
Net cash provided by (used in) investing activities	28,686,286	(4,255,662)	(20,047,945)

(Continued)

North Central Bancshares, Inc. and Subsidiaries

Consolidated Statements of Cash Flows (Continued)
Years Ended December 31, 2008, 2007 and 2006

	2008	2007	2006

CASH FLOWS FROM FINANCING ACTIVITIES
Net increase (decrease) in deposits	$(15,777,931)	$5,618,046	$25,992,227
Net increase (decrease) in advances from borrowers for
taxes and insurance	(93,051)	(34,182)	153,480
Net (decrease) in short-term borrowings	-	-	(1,000,000)
Proceeds from other borrowed funds	11,500,000	17,000,000	32,500,000
Payments of other borrowed funds	(26,529,885)	(27,528,763)	(26,036,180)
Purchase of common stock for retirement	-	(2,377,500)	(5,945,505)
Proceeds from issuance of common stock	4,504	333,229	447,940
Excess benefit related to stock-based compensation	1,564	89,877	182,520
Dividends paid	(1,421,779)	(1,880,308)	(1,850,598)
Net cash provided by (used in) financing activities	(32,316,578)	(8,779,601)	24,443,884

Net change in cash and cash equivalents	3,754,937	(7,495,569)	11,382,604

CASH AND CASH EQUIVALENTS
Beginning	12,526,707	20,022,276	8,639,672
Ending	$16,281,644	$12,526,707	$20,022,276

SUPPLEMENTAL SCHEDULE OF CASH FLOW
INFORMATION
Cash payments for:
Interest paid to depositors	$11,363,903	$12,579,202	$9,583,989
Interest paid on borrowings	4,552,257	5,266,967	5,161,390
Income taxes	768,828	1,759,786	1,974,237

SUPPLEMENTAL DISCLOSURE OF NONCASH
INVESTING AND FINANCING ACTIVITIES, transfer
of loans to foreclosed real estate	$2,678,338	$2,359,562	$267,273

See Notes to Consolidated Financial Statements.

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 1.	Significant Accounting Policies

Organization, nature of business and basis of presentation:  North Central Bancshares, Inc. (the Company), an Iowa corporation, is a unitary savings and loan holding company that owns 100% of the outstanding stock of First Federal Savings Bank of Iowa (the Bank), which is a federally chartered stock savings bank that conducts its operations from its main office located in Fort Dodge, Iowa, and ten branch offices located in Fort Dodge, Nevada, Ames, Perry, Ankeny, Clive, West Des Moines, Burlington and Mt. Pleasant, Iowa.

Principles of consolidation:  The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, the Bank, and the Bank’s wholly owned subsidiaries, First Federal Investment Services, Inc. (which sells insurance, annuity products and mutual funds), First Iowa Title Services, Inc. (which provides real estate abstracting services) and Northridge Apartments Limited Partnership and Northridge Apartments Limited Partnership II (which own multifamily apartment buildings).  All significant intercompany balances and transactions have been eliminated in consolidation.

Accounting estimates and assumptions:  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, valuation of goodwill, fair value of securities available-for-sale and related other-than-temporary impairments and fair value of financial instruments.

Revenue recognition:  Interest income and expense is recognized on the accrual method based on the respective outstanding balances.  Other revenue is recognized at the time the service is rendered or transaction occurs.

Cash and cash equivalents and cash flows:  For purposes of the consolidated statements of cash flows, cash and cash equivalents includes cash and balances due from banks.  Cash flows from loans, deposits and short-term borrowings are reported net.

Securities available-for-sale:  Securities classified as available-for-sale are those debt and equity securities the Company intends to hold for an indefinite period of time, but not necessarily to maturity.  Any decision to sell a security classified as available-for-sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Company’s assets and liabilities, liquidity needs, regulatory capital considerations and other similar factors.

Securities available-for-sale are reported at fair value with unrealized gains or losses reported as a separate component of other comprehensive income (loss), net of the related deferred tax effect.  The amortization of premiums and accretion of discounts, computed by the interest method over their contractual lives, are recognized in interest income.

Realized gains or losses, determined on the basis of the amortized cost of specific securities sold, are included in earnings.

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other-than-temporary are reflected in earnings as realized losses.  In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Loans held for sale:  Residential real estate loans, which are originated and intended for resale in the secondary market in the foreseeable future, are classified as held-for-sale.  These loans are carried at the lower of cost or estimated market value in the aggregate.  As assets specifically acquired for resale, the origination of, disposition of, and gain/loss on these loans are classified as operating activities in the statement of cash flows.

Loans receivable:  Loans that management has the intent and ability to hold for the foreseeable future, or until payoff or maturity occurs, are classified as held for investment.  These loans are stated at the amount of unpaid principal adjusted for charge-offs, the allowance for estimated losses on loans, any net deferred fees and/or costs on originated loans and net unearned premiums (discounts).  Interest is credited to earnings as earned based on the principal amount outstanding.  Deferred bank loan origination fees and/or costs are amortized as an adjustment to interest income using the interest method over the contractual life of the loans, adjusted for estimated prepayments based on the Bank’s historical prepayment experience.  As assets held for and used in the production of services, the origination and collection of these loans are classified as investing activities in the statement of cash flows.

The allowance for loan losses is an amount that management believes will be adequate to absorb probable losses on existing loans that may become uncollectible, based on evaluation of the collectibility of loans and prior credit loss experience.  This evaluation also takes into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem credits, and current economic conditions that may affect the borrower's ability to pay.  This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as updated information becomes available

In addition, regulatory agencies, as an integral part of their examination processes, periodically review the Company's allowance for loan losses, and may require the Company to make additions to the allowance based on their judgment about information available to them at the time of their examinations.

The allowance for loan losses consists of specific and general components.  For loans that are classified as impaired, a specific allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan, pursuant to SFAS 114, Accounting by Creditors for impairment of a Loan.  The general component covers non-impaired loans and is based on historical loss experience adjusted for qualitative and environmental factors, pursuant to SFAS 5, Accounting for Contingencies.

A loan is considered impaired when, based on current information and events, it is probable the Company will be unable to collect all contractual principal and interest payments due in accordance with the terms of the loan agreement. Impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent.  The amount of impairment, if any, and any subsequent changes are included in the allowance for loan losses.

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Larger groups of smaller balance homogeneous loans are collectively evaluated for impairment.  Accordingly, the Company does not separately identify individual consumer loans for impairment disclosures, unless such loans are the subject of a restructuring agreement.

Uncollectible interest on loans that are contractually past due is charged off or an allowance is established based on management’s periodic evaluation, generally when loans become 90 days past due.  The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent that cash payments are received until, in management’s judgment, the borrower’s ability to make periodic interest and principal payments is no longer in doubt, in which case the loan is returned to accrual status.

Premiums (discounts) on first mortgage loans purchased are amortized to income using the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments.

Transfers of financial assets:  Transfers of financial assets are accounted for as sales when control over the assets has been surrendered.  Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Foreclosed real estate:  Real estate properties acquired through loan foreclosure are initially recorded at fair value less selling costs at the date of foreclosure.  Costs relating to development and improvement of property are capitalized, whereas costs relating to the holding of property are expensed.  Valuations are periodically performed by management, and an allowance for losses is established by a charge to income if the carrying value of a property exceeds its fair value less estimated selling costs.

Premises and equipment:  Premises and equipment are stated at cost, net of accumulated depreciation.  Depreciation is computed primarily by straight-line and double-declining balance methods over the following estimated useful lives:

Years

Building and improvements	5 - 50
Automobiles, furniture and equipment	3 - 20

Rental real estate:  Rental real estate is comprised of two low-income housing, multifamily apartment buildings and equipment which is stated at cost, net of accumulated depreciation of approximately $1,539,000 and $1,402,000 for the years ended December 31, 2008 and 2007, respectively.  Depreciation is computed primarily by the straight-line and double-declining balance methods over the estimated useful lives of the assets.  Useful lives are the same as used for premises and equipment.

Title plant:  Title plant is carried at cost and, in accordance with Statement No. 61, is not depreciated.  Costs incurred to maintain and update the title plant are expensed as incurred.

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Goodwill:  Under the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, goodwill is not amortized but is subject to an annual impairment test, or more often if conditions indicate a possible impairment.  The Company completed its annual goodwill impairment test for 2008 and determined that the Company’s enterprise value and the value of the Company’s assets and liabilities did not support any level of goodwill.  Therefore the entire goodwill amount of $4.9 million was written down as of December 31, 2008.  The goodwill impairment is due to the extreme volatility in the banking industry and the impact that it has had on the Company’s trading price.  For purposes of the 2008 goodwill impairment testing, the Company’s enterprise value was derived from a combination of trading price information for its common stock and market data regarding comparable public financial institutions.  This goodwill impairment has no impact on the Company’s liquidity, cash flows or tangible capital ratios and a negligible impact on the Company’s other regulatory capital ratios.

Bank-owned life insurance:  The carrying amount of bank-owned life insurance consists of the initial premium paid plus increases in cash value less the carrying amount associated with any death benefit received.  Death benefits paid in excess of the applicable carrying amount are recognized as income, which is exempt from income taxes.

Income taxes:  Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences.  Temporary differences are the differences between the reported amounts of assets and liabilities and their income tax basis.  Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.  Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

When tax returns are filed, it is highly certain that some positions taken will be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained.  The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any.  The evaluation of a tax position taken is considered by itself and not offset or aggregated with other positions.  Tax positions that meet the more-likely-than-not recognition threshold are measured at the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority.

Interest and penalties related to income taxes are recorded as miscellaneous expense in the statements of income.

Comprehensive income:  Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income.  Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income or loss.

Earnings (Loss) per share:  Basic earnings (loss) per common share represents income or loss available to common stockholders divided by the weighted average number of common shares outstanding during the periods presented.  The earnings (loss) per common share amounts - assuming dilution was computed using the weighted average number of shares outstanding during the periods presented, adjusted for the effect of dilutive potential common shares outstanding, which consists of stock options granted.  In accordance with Statement of Position 93-6, shares owned by the ESOP that have not been committed to be released are not considered to be outstanding for the purpose of computing earnings (loss) per share.

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Operating segments:  The Company uses the “management approach” for reporting information about segments in annual and interim financial statements.  The management approach is based on the way the chief operating decision maker organizes segments within a company for making operating decisions and assessing performance.  Reportable segments are based on products and services, geography, legal structure, management structure and any other manner in which management disaggregates a company.  Based on the management approach model, the Company has determined that its business is comprised of two reporting segments.  The Company operates primarily in the banking industry, which accounts for the majority of its revenues, operating income and assets, with the remaining operations consisting of real estate abstracting services, insurance and investment services, and ownership of low-income housing tax credit apartment complexes.  The primary source of income for the Company is interest from the origination or purchase of residential real estate, commercial real estate, and consumer loans.  The Company accepts deposits from customers in the normal course of business primarily in north central, central and southeastern Iowa.

Stock compensation:  Effective January 1, 2006, the Company adopted SFAS No. 123(R), Shared-Based Payments, using the modified prospective transition method.  Prior to that date, the Company accounted for stock option awards under APB Opinion No. 25, Accounting for Stock Issued to Employees.  In accordance with SFAS No. 123(R), compensation expense for stock-based awards is recorded over the vesting period at the fair value of the award at the time of grant.  The recording of such compensation began on January 1, 2006 for shares not yet vested as of that date and for all new grants subsequent to that date.  The exercise price of options granted under the Company’s incentive plans is equal to the fair market value of the underlying stock at the grant date.  The Company assumes no projected forfeitures on its stock-based compensation, since actual historical pre-vesting forfeiture rates on its stock-based incentive awards have been negligible.

Recent accounting pronouncements:  In September 2006, the Financial Accounting Standards Board (FASB) issued No. 157, Fair Value Measurements (SFAS No. 157).  SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.  SFAS No. 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets.  Under SFAS No. 157, fair value measurements are disclosed by level within that hierarchy.  The requirements of SFAS No. 157 are first effective for our fiscal year beginning January 1, 2008.  However, in February 2008, the FASB decided that an entity need not apply this standard to nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis until the subsequent year.  Accordingly, our adoption of this standard on January 1, 2008 is limited to financial assets and liabilities and any nonfinancial assets and liabilities recognized or disclosed at fair value on a recurring basis.

In December 2007, the FASB issued SFAS No. 141 (revised), Business Combinations.  SFAS No. 141 (revised) replaces the original SFAS.  This Statement applies to all transactions in which an entity obtains control of one or more businesses.  SFAS No. 141 requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at their fair values, with limited exceptions, as of the acquisition date.  Goodwill is to be recognized as a residual.  If the acquisition-date fair value exceeds the consideration transferred, a gain is to be recognized.  The Statement generally requires that acquisition costs be expensed.  This Statement is effective for the Company for business combinations for which the acquisition date is on or after January 1, 2009.  The Company does not expect the adoption of this Statement will have a material impact on its financial position or results of operations.

In February 2008, the FASB issued Financial Staff Position (FSP) No. 140-3, Accounting for Transfers of Financial Assets and Repurchase Financing Transactions.  This FSP requires that an initial transfer of a financial asset and a repurchase financing that was entered into contemporaneously with, or in contemplation of, the initial transfer be evaluated together as a linked transaction under SFAS 140, unless certain criteria are met.  FSP No. 140-3 is effective for fiscal years beginning after November 15, 2008.  Accordingly, this Statement is effective for the Company beginning on January 1, 2009.  The Company does not expect the adoption of this Statement will have a material impact on its financial position or results of operations.

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 2.	Restrictions on Cash and Due from Banks

The Bank is required to maintain reserve balances in cash or on deposit with the Federal Reserve Bank, based on a percentage of deposits.  Those reserve balances totaled approximately $3,500,000 and $2,672,000 at December 31, 2008 and 2007, respectively.

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 3.	Securities

Securities available-for-sale as of December 31, 2008 were as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized
	Cost	Gains	(Losses)	Fair Value
Equity securities:
Mutual fund	$1,229,939	$-	$-	$1,229,939
FHLMC preferred stock	82,000	-	-	82,000
	1,311,939	-	-	1,311,939
Debt securities:
State and local obligations	1,742,349	31,876	(1,781)	1,772,444
Mortgage-backed securities	19,562,233	355,646	(164,294)	19,753,585
	21,304,582	387,522	(166,075)	21,526,029

	$22,616,521	$387,522	$(166,075)	$22,837,968

Securities available-for-sale as of December 31, 2007 were as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized
	Cost	Gains	(Losses)	Fair Value
Equity securities:
Mutual fund	$2,000,000	$-	$(62,374)	$1,937,626
FHLMC preferred stock	4,819,500	-	(964,700)	3,854,800
FNMA preferred stock	1,000,000	-	(218,800)	781,200
	7,819,500	-	(1,245,874)	6,573,626
Debt securities:
State and local obligations	2,709,025	66,029	(5,022)	2,770,032
Mortgage-backed securities	2,226,039	6,669	(41,424)	2,191,284
	4,935,064	72,698	(46,446)	4,961,316

	$12,754,564	$72,698	$(1,292,320)	$11,534,942

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Securities available-for-sale with carrying amounts of approximately $35,000 and $75,000 at December 31, 2008 and 2007, respectively, were pledged on deposit accounts.  Securities available-for-sale with carrying amounts of approximately $1,887,000 at December 31, 2007 were pledged as collateral on Federal Home Loan Bank advances.  There were no securities pledged as collateral on Federal Home Loan Bank advances at December 31, 2008.

Gross unrealized losses and estimated fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, as of December 31, 2008 and 2007, are summarized as follows:

	2008
	Less than 12 Months		12 Months or More		Total
		Unrealized		Unrealized		Unrealized
	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses
Debt securities:
State and local obligations	$413,219	$(1,781)	$-	$-	$413,219	$(1,781)
Mortgage-backed securities	3,443,676	(75,207)	1,626,411	(89,087)	5,070,087	(164,294)
	3,856,895	(76,988)	1,626,411	(89,087)	5,483,306	(166,075)

	2007
	Less than 12 Months		12 Months or More		Total
		Unrealized		Unrealized		Unrealized
	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses
Equity securities:
Mutual funds	$-	$-	$1,937,626	$(62,374)	$1,937,626	$(62,374)
FHLMC preferred stock	3,854,800	(964,700)	-	-	3,854,800	(964,700)
FNMA preferred stock	781,200	(218,800)	-	-	781,200	(218,800)
	4,636,000	(1,183,500)	1,937,626	(62,374)	6,573,626	(1,245,874)

Debt securities:
State and local obligations	99,749	(251)	615,229	(4,771)	714,978	(5,022)
Mortgage-backed securities	15,514	(42)	1,887,119	(41,382)	1,902,633	(41,424)
	115,263	(293)	2,502,348	(46,153)	2,617,611	(46,446)

	$4,751,263	$(1,183,793)	$4,439,974	$(108,527)	$9,191,237	$(1,292,320)

The unrealized losses for the above investment securities are generally due to changes in interest rates and, as such, are considered to be temporary by the Company.  In addition, the Company has the intent and ability to hold these investment securities for a period of time sufficient to allow for an anticipated recovery.  During 2008, the Company determined, from deterioration in economic conditions other than changes in interest rates, the unrealized losses related to a mortgage backed securities mutual fund, the FHLMC preferred stock and the FNMA preferred stock were other-than-temporary. Accordingly, other-than-temporary impairment losses of $6,049,103 were recorded, and the cost basis of the securities was reduced by the same amount.

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

The amortized cost and fair value of debt securities as of December 31, 2008 by contractual maturity are shown below.  Certain securities have call features, which allow the issuer to call the security prior to maturity.  Maturities may differ from contractual maturities in mortgage-backed securities because the mortgages underlying the securities may be called or repaid without any penalties.  Therefore, these securities are not included in the maturity categories in the following maturity summary:

	Debt Securities Available-for-Sale
	Amortized
	Cost	Fair Value

Due in one year or less	$382,669	$384,225
Due from one to five years	630,000	637,636
Due from five to ten years	729,680	750,583
Mortgage-backed securities	19,562,233	19,753,585
	$21,304,582	$21,526,029

The following is a summary of securities sold excluding the sale of Federal Home Loan Bank (FHLB stock):

	2008		2007
	Net Proceeds from Sale	Gain/(Loss)	Net Proceeds from Sale	Gain/(Loss)
Equity securities:
Mutual funds	$250,000	$(41,558)	$-	$-
FHLMC preferred stock	18,400	(77,300)	-	-
FNMA preferred stock	19,400	(51,800)	-	-
Other equity securities	9,850	-	-	-
	$297,650	$(170,658)	$-	$-

Included in the interest income on securities and cash deposits was dividend income of $361,000, $570,100 and $537,166 for the years ended December 31, 2008, 2007 and 2006, respectively.

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

The components of other comprehensive income (loss) - net unrealized gains (losses) on available-for-sale securities for the years ended December 31, 2008, 2007 and 2006 were as follows:

	2008		2007		2006

Unrealized holding gains (losses) arising
during the period		$(4,778,692)		$(1,373,006)	$177,535
Less reclassification adjustment for loss
on sale of securities and impairment of
securities available-for-sale (losses)		(6,219,761)		-	-
realized in net income
Net unrealized gains (losses)
before tax benefit (expense)		1,441,069		(1,373,006)	177,535
Tax effect	(1)	(96,074)	(1)	70,858	(66,251)
Other comprehensive income -
net unrealized gains
(losses) on securities		$1,344,995		$1,302,148	$111,284

(1)
The effective tax rate is unusual due to a valuation allowance of approximately $441,000 created in 2007 for the limited deductiability of the capital losses.  Changes to the Federal tax law during the year ended December 31, 2008 allowed the Federal portion of the allowance to be reversed.

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 4.	Loans Receivable

Loans receivable at December 31, 2008 and 2007 are summarized as follows:

	2008	2007
First mortgage loans:
Secured by one- to four-family residences	$170,183,775	$195,586,415
Secured by:
Multifamily properties	57,968,385	56,586,779
Commercial properties	91,978,300	109,186,009
Construction loans	8,446,679	17,385,195
Total first mortgage loans	328,577,139	378,744,398

Consumer loans:
Automobile	14,106,162	12,666,770
Second mortgage	58,000,571	54,585,671
Other	6,099,172	6,460,289
Total consumer loans	78,205,905	73,712,730

Total loans	406,783,044	452,457,128

Undisbursed portion of construction loans	(839,818)	(2,363,622)
Unearned premiums, net	347,315	369,817
Net deferred loan origination (fees)	(124,881)	(119,036)
Allowance for loan losses	(5,379,155)	(3,486,851)
	$400,786,505	$446,857,436

Activity in the allowance for loan losses is summarized as follows for the years ended December 31:

	2008	2007	2006

Balance, beginning	$3,486,851	$3,493,085	$3,325,631
Provision charged to income	2,240,000	655,000	240,000
Loans charged off	(363,522)	(673,087)	(91,829)
Recoveries	15,826	11,853	19,283
Balance, ending	$5,379,155	$3,486,851	$3,493,085

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

The following is a summary of information pertaining to impaired loans:

	December 31,
	2008	2007

Impaired loans without a valuation allowance	$3,129,168	$-
Impaired loans with a valuation allowance	4,886,925	2,424,021
Total impaired loans	$8,016,093	$2,424,021

Valuation allowance related to impaired loans	$1,927,851	$291,763

Total nonaccrual loans	$4,004,386	$2,382,350

Total loans past due 90 days or more and still accruing	$1,071,063	$-

Total other nonperforming loans	$2,940,644	$-

The average investment in impaired loans during the years ended December 31, 2008, 2007 and 2006 totaled $2,625,425, $1,819,491 and $739,601, respectively.  Interest income recognized on impaired loans was approximately $41,000 for year ended 2008 and insignificant for years ended 2007 and 2006.

The Bank has had, and may be expected to have in the future, banking transactions in the ordinary course of business with directors, executive officers and their immediate families (commonly referred to as related parties), all of which have been, in the opinion of management, on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with others.

Activity in loans receivable from certain executive officers and directors of the Company consisted of the following for the years ended December 31, 2008 and 2007:

	2008	2007

Beginning balance	$155,424	$328,281
New loans	493,600	-
Available line of credit balance	(70,219)	-
Change in status	-	(164,301)
Repayments	(6,960)	(8,556)
Ending balance	$571,845	$155,424

Note 5.	Loan Servicing

Mortgage loans serviced for FHLMC and other banks are not included in the accompanying consolidated statements of financial condition.  The unpaid principal balances of these loans at December 31, 2008 and 2007 was $89,653,657 and $68,869,431, respectively.  Included in deposits are custodial escrow balances maintained in connection with the foregoing loan servicing of $740,389 and $577,416 at December 31, 2008 and 2007, respectively.

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 6.	Premises and Equipment

Premises and equipment consisted of the following at December 31:

	2008	2007

Land	$3,765,799	$3,765,799
Buildings and improvements	10,956,621	10,876,385
Leasehold improvements	39,674	36,829
Furniture, fixtures and equipment	4,478,821	4,356,388
Vehicles	156,807	156,808
	19,397,722	19,192,209
Less accumulated depreciation	7,284,630	6,725,904
	$12,113,092	$12,466,305

Note 7.	Deposits

Deposits at December 31 were as follows:

	2008	2007
Demand and NOW accounts:
Noninterest-bearing	$15,201,731	$13,672,614
Interest-bearing	57,876,885	54,179,548
Savings accounts	26,127,907	24,533,427
Money market savings	34,227,782	33,050,820
Certificates of deposit	216,735,620	240,511,447
	$350,169,925	$365,947,856

At December 31, 2008, scheduled maturities of certificates of deposit were as follows:

Year ending December 31:
2009	$150,426,231
2010	33,046,925
2011	13,599,507
2012	14,187,651
2013	5,475,306
$216,735,620

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Interest expense on deposits consisted of the following:

	Years Ended December 31,
	2008	2007	2006

NOW accounts	$313,143	$176,140	$91,296
Savings accounts	75,974	125,659	86,853
Money market savings	578,221	933,391	957,181
Certificates of deposit	9,797,052	11,651,226	9,118,769
	$10,764,390	$12,886,416	$10,254,099

The aggregate amounts of certificates of deposit in excess of $100,000 were $48,070,355 and $54,960,393 as of December 31, 2008 and 2007, respectively.  Certificates of deposit include approximately $15,617,000 and $23,635,000 of brokered certificates of deposit as of December 31, 2008 and 2007, respectively.

Note 8.	Borrowed Funds

Borrowed funds at December 31, 2008 consist of borrowings from the FHLB as follows:

	Weighted-
Stated	Average
Maturity	Interest Rate	Amount	Features

2009	5.08%	$24,000,000
2010	5.51	22,500,000	Includes $17.5 million callable, various dates in 2009
2011	4.37	24,500,000	Includes $5.0 million callable May 2009
2012	4.70	11,000,000	Includes $5.0 million callable April 2009 and $5.0 million callable April 2010
2018	3.83	348,915	15-year amortizing, repayable in 2008
	4.91%	$82,348,915

Borrowed funds at December 31, 2007 included borrowings from the FHLB of $97,378,800.  Such borrowings carried a weighted-average interest rate of 4.98% with maturities ranging from 2008 through 2018.

The FHLB borrowings are collateralized by FHLB stock and qualifying first and second mortgage loans representing various percentages of the total borrowings outstanding.

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 9.	Income Taxes and Retained Earnings

Under previous law, the provisions of the IRS and similar sections of Iowa law permitted the Bank to deduct from taxable income an allowance for bad debts based on 8% of taxable income before such deduction or actual loss experience.  Legislation passed in 1996 eliminated the percentage of taxable income method as an option for computing bad debt deductions for 1996 and in all future years.

Deferred taxes have been provided for the difference between tax bad debt reserves and the loan loss allowances recorded in the financial statements subsequent to December 31, 1987.  However, at December 31, 2008, retained earnings contains certain historical additions to bad debt reserves for income tax purposes of approximately $2,445,000 as of December 31, 1987, for which no deferred taxes have been provided because the Bank does not intend to use these reserves for purposes other than to absorb losses.  If these amounts which qualified as bad debt deductions are used for purposes other than to absorb bad debt losses or adjustments arising from the carryback of net operating losses, income taxes may be imposed at the then-existing rates.  The approximate amount of unrecognized tax liability associated with these historical additions is $929,000.

The Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48), on January 1, 2007.  FIN 48 addresses the determination of how tax benefits claimed or expected to be claimed on a tax return should be recorded in the consolidated financial statements.  Under FIN 48, the Company recognizes the tax benefits from an uncertain tax position only when it is more likely than not, based on the technical merits of the position, that the tax position will be sustained upon examination, including the resolution of any related appeals or litigation.  The tax benefits recognized in the consolidated financial statements from such a position are measured as the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution.  As a result of the implementation of FIN 48, the Company recognized an increase in the liability for unrecognized tax benefits plus associated accrued interest and penalties of $200,000, which was accounted for as a reduction to the January 1, 2007 balance of retained earnings.

Income tax expense (benefit) is summarized as follows:

	Years Ended December 31,
	2008	2007	2006

Current	$628,933	$1,670,068	$2,202,555
Deferred	(1,989,333)	(11,768)	(140,255)
	$(1,360,400)	$1,658,300	$2,062,300

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Deferred tax assets and liabilities consisted of the following components as of December 31, 2008 and 2007:

	2008	2007

Deferred tax assets:
Allowance for loan losses	$2,006,000	$1,301,000
Impairment on available-for-sale securities	1,441,000	253,000
Capital loss carry forward	124,000	-
Deferred directors fees and compensation	51,000	49,000
Unrealized losses on securities available-for-sale	-	455,000
Deferred income	58,000	108,000
Accrued expenses	248,000	81,000
Dividends on employee stock ownership plan	60,000	84,000
Stock-based compensation expense	83,000	72,000
Other	58,000	19,000
Total gross deferred tax assets	4,129,000	2,422,000

Valuation allowance	(391,000)	(682,000)
Net deferred tax assets	3,738,000	1,740,000

Deferred tax liabilities:
Federal Home Loan Bank stock dividend	11,000	13,000
Premises and equipment	271,000	201,000
Unrealized gains on securities available-for-sale	83,000	-
Title plant	188,000	175,000
Servicing rights	179,000	140,000
Other	2,435	100,694
Total gross deferred tax liabilities	734,435	629,694

Net deferred tax assets	$3,003,565	$1,110,306

The valuation allowance for deferred tax assets at December 31, 2008 and 2007, respectively, totaled $391,000 and $682,000.  The net change in the valuation allowance for the year ended December 31, 2008 was a decrease of $291,000.  The valuation allowance and the change in valuation allowance relate to realized and unrealized capital losses on certain equity investments in which the Company does not expect to be able to realize related tax benefits because of limitations on utilization of capital losses only against capital gains for federal and state tax purposes.  However, during 2008 a new federal tax law changed the character of gains and losses on certain preferred stock from capital to ordinary, causing a reduction in the required valuation allowance.

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Total income tax expense differed from the amounts computed by applying the U.S. federal income tax rate of 34% to income before income taxes as a result of the following:

	Year Ended December 31,
	2008		2007		2006
		Percent		Percent		Percent
		of Pretax		of Pretax		of Pretax
	Amount	Income	Amount	Income	Amount	Income

Income (loss) before income taxes	$(2,596,380)	(34.0)	$1,924,077	34.0%	$2,337,138	34.0%
Nontaxable income	(206,856)	(2.7)	(145,502)	(2.6)	(132,204)	(1.9)
State income tax, net of federal income tax benefit	(148,000)	1.9	135,809	2.4	163,614	2.4
Low-income housing tax credit	(139,396)	(1.8)	(180,578)	(3.2)	(278,468)	(4.1)
ESOP	(54,971)	(0.7)	(76,208)	(1.3)	(57,178)	(0.8)
Increase to valuation allowance	151,044	1.9	3,856	0.1	5,246	0.1
Non deductible goodwill impairment	1,600,275	21.0	-	0.0	-	0.0
Other	33,954	0.4	(3,154)	(0.1)	24,152	0.3
	$(1,360,330)	(17.8)	$1,658,300	29.3%	$2,062,300	30.0%

The Company has established contingency reserves for material, known tax exposures, including potential tax audit adjustments with respect to its state nexus issues.  The Company’s tax reserves reflect management’s judgment as to the resolution of the issues involved if subject to judicial review.  While the Company believes that its reserves are adequate to cover reasonably expected tax risks, there can be no assurance that, in all instances, an issue raised by a tax authority will be resolved at a financial cost that does not exceed its related reserve.  With respect to these reserves, the Company’s income tax expense would include (i) any changes in tax reserves arising from material changes during the period in the facts and circumstances (i.e., new information) surrounding a tax issue, and (ii) any difference from the Company’s tax position as recorded in the financial statements and the final resolution of a tax issue during the period.

The Company adopted the provisions of FIN 48 on January 1, 2007.  The cumulative effect of applying this interpretation resulted in a reduction of $200,000 to the January 1, 2007 balance of retained earnings.  There have been no subsequent changes to this liability.

Income tax returns for the years 2005 through 2008, with few exceptions, remain open to examination by federal and state taxing authorities.

Note 10.	Employee Benefit Plans

Retirement plans:  The Bank participates in a multiemployer defined benefit pension plan covering substantially all full-time employees.  Since this is a multiemployer plan, information as to actuarial valuations and net assets available for benefits by participating institutions is not available.  The Bank recognized $320,000, $547,000 and $614,000 in pension expense for the years ended December 31, 2008, 2007 and 2006, respectively.  Effective July 1, 2008 the plan was frozen, eliminating future benefit accruals.

The Bank also has a defined contribution plan covering substantially all employees.  Contribution expense for the years ended December 31, 2008, 2007 and 2006 totaled $182,495, $133,260 and $127,450, respectively.

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Employee Stock Ownership Plan (ESOP):  In conjunction with the Bank’s conversion to stock ownership, the Bank established an ESOP for eligible employees.  All employees of the Bank as of January 1, 1994 were eligible to participate immediately, and employees of the Bank hired after January 1, 1994 are eligible to participate after they attain age 21 and complete one year of service during which they work at least 1,000 hours.  The ESOP borrowed funds in the amount of $960,000 to purchase 104,075 shares of common stock issued in the conversion in 1994 and $840,000 to purchase 84,000 shares of common stock issued in the reorganization and conversion in 1996.  These funds were borrowed from the Company and final repayment was made in 2006.

Prior to 2007, the Bank made contributions to the ESOP equal to the ESOP’s debt service less dividends received by the ESOP.  Dividends on unallocated ESOP shares were used to pay debt service.  Contributions to the ESOP and shares released from the suspense account in an amount proportional to the repayment of the ESOP loan were allocated among ESOP participants on the basis of compensation in the year of allocation.  Benefits generally become 100% vested after five years of credited service.  Forfeitures will be reallocated among remaining participating employees in the same proportion as contributions.  Benefits may be payable in the form of stock or cash upon termination of employment.  If the Company’s stock is not traded on an established market at the time of an ESOP participant’s termination, the terminated ESOP participant has the right to require the Bank to purchase the stock at its current fair market value.  Bank management believes there is an established market for the Company’s stock and therefore the Bank believes there is no potential repurchase obligation at December 31, 2008 and 2007.

As shares were released, the Bank reported compensation expense equal to the current market price of the shares.  Dividends on allocated ESOP shares are recorded as a reduction of retained earnings.  Dividends on unallocated ESOP shares were recorded as a reduction of debt and accrued interest.  ESOP compensation expense totaled none, none and $62,953 for the years ended December 31, 2008, 2007 and 2006, respectively.

Shares held by the ESOP totaled 148,206 and 155,266 as of December 31, 2008 and 2007, respectively.  As of December 31, 2006, all shares held by the ESOP were allocated.

Employment agreements:  The Company and the Bank have entered into employment agreements with certain key officers.  Under the terms of the agreements, the officers are entitled to additional compensation in the event of certain conditions of involuntary termination; however, these rights are limited as a result of the Company’s participation in the U.S. Treasury’s Troubled Asset Relief Program (TARP) Capital Purchase Program (CPP) in January 2009.  The agreements extend for up to 36 months.

The Bank has entered into certain employment retention agreements with key officers.  Under the terms of the agreements, the employees are entitled to additional compensation in the event of a change of control of the Bank or the Company, and the employees are involuntarily terminated within the remaining unexpired employment period, up to 36 months; however, these rights are limited as a result of the Company’s participation in the TARP CPP in January 2009.  A change in control is generally triggered by the acquisition or control of 20% or more of the common stock.

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 11.	Stock Based Compensation Plans

In 1996, the stockholders of the Company ratified the 1996 Incentive Stock Option Plan (the Plan), which permitted the grant of 441,105 shares of common stock to its directors and employees.  The Plan was intended to promote stock ownership by directors and selected officers of the Company to increase their proprietary interest in the success of the Company and to encourage them to remain in the employment of the Company or its subsidiaries.  The Plan provided for the grant of options at an exercise price equal to the market price of the Company’s stock on the date of grant.  The option awards have a 10-year contractual term.  Options granted to officers vest in five equal annual installments commencing on the first anniversary of the grant date and continuing each anniversary date thereafter. The options granted to officers expire ten years from the date of grant unless an earlier expiration date is triggered by death, disability, retirement or termination, as described in the Plan.  Options granted to directors are vested immediately and expire ten years from the date of grant, unless an earlier expiration date is triggered by removal for cause.  All awards were nonqualified stock options.  Effective April 2006, upon stockholder approval of the North Central Bancshares, Inc. 2006 Stock Incentive Plan (the 2006 Plan), no further awards under the Plan may be granted.

On April 28, 2006, the stockholders of the Company approved the Company’s adoption of the 2006 Plan, which permits the grant of 125,000 shares of common stock to its directors and officers.  The 2006 Plan is intended to promote growth and profitability, to provide certain key officers and non-employee directors of the Company with an incentive to achieve corporate objectives, to attract and retain individuals of outstanding competence, and to provide such individuals with an equity interest in the Company.  Awards granted under the 2006 Plan may include stock options, restricted stock grants and stock appreciation rights.  The 2006 Plan provides for the grant of options at an exercise price no less than the market price of the Company’s stock on the date of grant.  The option awards may have a contractual term up to 10 years. The 2006 Plan is administered by the Compensation Committee of the Board of Directors, including determining the type of awards made and establishing other terms and conditions applicable to the award.  As of December 31, 2008, a total of 11,395 shares have been awarded under the 2006 Plan in the form of stock options and restricted stock grants.  Shares available for grant under the 2006 Plan total 113,605 shares as of December 31, 2008.

Effective January 1, 2006, the Company adopted SFAS No. 123(R), Share-Based Payments, using the modified prospective transition method.  Prior to that date the Company accounted for stock option awards under APB Opinion No. 25, Accounting for Stock Issued to Employees.  In accordance with SFAS No. 123(R), compensation expense for stock-based awards is recorded over the vesting period at the fair value of the award at the time of grant.  The recording of such compensation began on January 1, 2006 for shares not yet vested as of that date and for all new grants subsequent to that date.  The exercise price of options granted under the Company’s incentive plans is equal to the fair market value of the underlying stock at the grant date.  The Company assumes no projected forfeitures on its stock-based compensation, since actual historical pre-vesting forfeiture rates on its stock-based incentive awards have been negligible.

Total employee stock-based compensation was as follows as of December 31:

	2008	2007	2006

Total employee stock-based compensation expense recognized in income, net of tax effect of $45,036 in 2008, $46,300 in 2007, and $41,865 in 2006	$83,105	$81,553	$71,282

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

As of December 31, 2008, stock-based compensation expense not yet recognized in income totaled $113,298, which is expected to be recognized over a weighted average remaining period of 1.8 years.

At the grant date, the fair value of options awarded to recipients is estimated using a Black-Scholes valuation model.  The exercise price of stock options equals the fair market value of the underlying stock at the date of grant.  The following table shows the key valuation assumptions and other information used for options granted during the years ended December 31, 2008, 2007 and 2006. There were no options granted in 2008. Options are issued for 10-year periods with 100% vesting generally occurring either at grant date or over a five-year period.

	Year Ended December 31,
	2008	2007	2006

Risk-free interest rate	n/a	4.87%	4.41%
Weighted-average expected price volatility	n/a	16.42%	21.74%
Expected life (years)	n/a	8	8
Weighted-average expected dividend yield	n/a	3.48%	3.28%
Weighted-average fair value of options granted during period	n/a	$6.96	$8.08
Intrinsic value of options exercised during period	$96	$289,399	$489,331

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

The table below reflects option activity for the period indicated:

		Weighted-	Weighted-
		Average	Average
		Exercise	Remaining	Aggregate
	Number	Price per	Contractual	Intrinsic
	of Shares	Share	Term Years	Value (1)

Outstanding, December 31, 2007	79,200	$31.89
Forfeited	(5,000)	38.28
Exercised	(200)	22.52
Outstanding, December 31, 2008	74,000	$31.49	5.0	$0

Exercisable at December 31, 2008	60,767	$29.86	4.5	$0

(1) Exercise price of all remaining options exceed December 31, 2008 trading price.

A summary of the status of the Company’s nonvested restricted shares as of December 31, 2008, and changes during the year ended December 31, 2008, is presented below:

		Weighted-
		Average
		Grant-Date
	Shares	Fair Value

Nonvested at January 1, 2008	3,100	$37.34
Granted	3,300	29.79
Vested (2)	2,100	40.65
Forfeited	1,000	30.40
Nonvested at December 31, 2008	3,300	$29.79

(2) Fair value per share at vesting date equalled $30.51.

Note 12.	Stockholders’ Equity

Regulatory capital requirements:  The Bank is subject to various regulatory capital requirements administered by the Federal banking agencies.  Failure to meet minimum capital requirements can initiate certain mandatory - and possible additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements.  Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices.  The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), of Tier I capital (as defined) to adjusted average assets (as defined) and tangible capital to adjusted assets.  Management believes, as of December 31, 2008, the Bank meets all capital adequacy requirements to which it is subject.

The most recent notification from the Federal regulatory agency categorizes the Bank as well-capitalized under the regulatory framework for prompt corrective action.  To be categorized as well-capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the following table.  There are no conditions or events since those notifications that management believes have changed the Bank’s category.

The Bank’s actual capital amounts and ratios are also presented in the following table:

					To Be Well-Capitalized
			For Capital		Under Prompt Corrective
	Actual		Adequacy Purposes		Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(000’s)		(000’s)		(000’s)
As of December 31, 2008:
Total Capital (to risk- weighted assets)	$37,768	11.2%	$27,097	8.0%	$33,872	10.0%
Tier I Capital (to risk- weighted assets)	34,336	10.1	13,549	4.0	20,323	6.0
Tier I (Core) Capital (to adjusted assets)	34,336	7.3	14,187	3.0	23,646	5.0
Tangible Capital (to adjusted assets)	34,336	7.3	7,094	1.5	-	-
As of December 31, 2007:
Total Capital (to risk- weighted assets)	$38,582	10.3%	$30,046	8.0%	$37,558	10.0%
Tier I Capital (to risk- weighted assets)	35,176	9.4	15,023	4.0	22,535	6.0
Tier I (Core) Capital (to adjusted assets)	35,176	7.0	15,160	3.0	25,267	5.0
Tangible Capital (to adjusted assets)	35,176	7.0	7,580	1.5	-	-

Limitations on dividends and other capital distributions:  Office of Thrift Supervision (OTS) imposes limitations upon all capital distributions by savings institutions, including cash dividends.  An institution that exceeds all fully phased-in capital requirements before and after a proposed capital distribution (Tier 1 Association) and has not been advised by the OTS that it is in need of more than normal supervision could, after prior notice but without the approval of the OTS, make capital distributions during a calendar year provided the total amount of capital distributions (including the proposed capital distribution) for the applicable calendar year does not exceed the institution’s year-to-date net income plus retained net income for the preceding two years.  Any additional capital distributions would require prior regulatory approval.  See Note 22 labeled Subsequent Events for further guidance.

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 13.	Other Noninterest Expense

Other noninterest expense amounts are summarized as follows for the years ended December 31:

	2008	2007	2006

Advertising and promotion	$507,073	$523,945	$493,412
Professional fees	375,832	538,291	324,277
Printing, postage, stationery and supplies	431,170	449,085	430,669
Checking account charges	377,734	290,313	261,975
Insurance	165,781	154,791	158,862
FDIC assessment	172,115	43,026	42,414
OTS general assessment	125,551	122,058	113,749
Telephone	147,051	137,029	127,243
Apartment operating costs	341,484	307,430	318,091
Employee costs	188,634	191,878	130,694
ATM expense	142,060	293,633	385,004
Foreclosed real estate impairment	432,396	-	60,000
Other	990,419	916,204	880,881
	$4,397,300	$3,967,683	$3,727,271

Note 14.	Financial Instruments with Off-Statement of Financial Condition Risk

The Bank is a party to financial instruments with off-statement of financial condition risk in the normal course of business to meet the financing needs of its customers.  These financial instruments consist primarily of commitments to extend credit.  Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statement of financial condition.  The contract or notional amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-statement of financial condition instruments.

A summary of the contract amount of the Bank’s exposure to off-statement of financial condition risk for commitments to extend credit is as follows:

	Contract or Notional Amount
	December 31,
	2008	2007

Mortgage loans (including one- to four-family, multifamily and commercial loans)	$4,253,700	$1,108,373
Undisbursed overdraft loan privileges and undisbursed home equity lines of credit	10,091,512	8,563,111

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

At December 31, 2008, the mortgage loan commitments above were comprised of commitments carrying a weighted-average interest rate of 5.41%.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract.  Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee.  Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts above do not necessarily represent future cash requirements.  The Bank evaluates each customer’s creditworthiness on a case-by-case basis.  The amount of collateral obtained, if deemed necessary by the Bank, upon extension of credit, is based on management’s credit evaluation of the counterparty.  Collateral held varies but normally includes real estate and personal property.

Contingencies:  In the normal course of business, the Company is involved in various legal proceedings.  In the opinion of management, any liability resulting from such proceedings would not have a material adverse effect on the consolidated financial statements.

Note 15.	Lending Activities and Concentrations of Credit Risk

The Bank generally originates single family residential loans within its primary lending area of Webster, Story, Des Moines, Dallas, Polk and Henry counties in Iowa.  The Bank’s underwriting policies require such loans to be 80% loan-to-value based upon appraised values unless private mortgage insurance is obtained.  Approximately $115,568,000 of the Bank’s first mortgage loan portfolio at December 31, 2008 consisted of loans purchased or originated outside the state of Iowa.  At December 31, 2008, concentrations by state include California with $23,844,000, Washington with $13,853,000 and Wisconsin with $9,861,000.  These are generally one- to four-family, multifamily residential and commercial real estate loans secured by the underlying properties.  The loans are subject to the same underwriting guidelines as loans originated locally.  The Bank is also active in originating secured consumer loans to its customers, primarily automobile and second mortgage loans.  Collateral for substantially all consumer loans consists of security agreements and/or Uniform Commercial Code filings on the purchased asset.

Note 16.	Fair Values Measurements

Effective January 1, 2008, the Company partially adopted SFAS 157 Fair Value Measurements.  The FASB has deferred the effective date of SFAS No. 157 until 2009 for nonfinancial assets and non financial liabilities which are recognized at fair value on a non recurring basis.  For the Company, this deferral applies to other real estate owned and intangible assets.  SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value.  It also establishes a hierarchy for determining fair value measurement.  The hierarchy includes three levels and is based upon the valuation techniques used to measure assets and liabilities.  The three levels are as follows:

1.	Level 1 – Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in markets:

2.
Level 2 – Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument; and

3.	Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Fair value measurements for items measured at fair value on a recurring basis at December 31, 2008 included:

	Fair Value Measurements at Reporting Date Using
	Quoted Prices in	Significant	Significant
	Active Markets	Other	Unobservable	Total
	For Identical	Observable	Inputs	December 31, 2008
	Assets (Level 1)	Inputs	(Level 3)
		(Level 2)
Description

Securities available-for-sale (Excluding equity securities)	-	$21,526,029	-	$21,526,029

Securities available-for-sale (Equity securities)	$1,311,939	-	-	$1,311,939

Total Securities available-for-sale	$1,311,939	$21,526,029	-	$22,837,968

A portion of the securities available-for-sale portfolio are equity securities and consists of preferred stocks issued by Freddie Mac and mortgage bond mutual fund investments.  The fair values used by the Company are obtained from an independent pricing service, which represent quoted market prices for the identical securities (Level 1 inputs).

Securities available-for-sale (excluding equity securities) portfolio consists of mortgage-back securities and municipal bond investments whereby the Company obtains fair values from an independent pricing service.  The fair values are determined by pricing models that consider observable market data, such as interest rate volatilities, LIBOR yield curve, credit spreads and prices from market makers and live trading systems (Level 2 inputs).

Certain assets are measured at fair value on a nonrecurring basis; that is, they are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment).  The following table presents the assets carried on the balance sheet by level with the SFAS No. 157 valuation hierarchy as of December 31, 2008:

Quoted Prices
		in Active Markets	Significant Other	Significant
		for Identical Assets	Observable Inputs	Unobservable Inputs
Description	Total	(Level 1)	(Level 2)	(Level 3)

Assets:
Loans	$2,959,074	$-	$-	$2,959,074

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Impaired loans are evaluated and valued at the time the loan is identified as impaired, at the lower of cost or fair value.  Fair value is measured based on the value of the collateral securing these loans and is classified at a Level 3 in the fair value hierarchy.  Collateral may be real estate and/or business assets including equipment, inventory and/or accounts receivable and is determined based on appraisals by qualified licensed appraisers hired by the valuation, and/or management’s expertise and knowledge of the client and client’s business.

SFAS 107, “Disclosures about Fair Value of Financial Instruments,” requires disclosure of the fair value of financial assets and financial liabilities, including those financial assets and financial liabilities that are not measured and reported at fair value on a recurring basis or non-recurring basis.  The methodologies for estimating the fair value of financial assets and financial liabilities that are measured at fair value on a recurring or non-recurring basis are discussed above.  The methodologies for other financial assets and financial liabilities are discussed below:

The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments:

Cash and due from banks:  The carrying amount of cash and due from banks represents the fair value.

Federal Home Loan Bank stock:  The fair value of this untraded stock is estimated at its carrying value because the Company is able to redeem the stock with the Federal Home Loan Bank at par value.

Loans held for sale:  Fair values are based on quoted market prices of similar loans sold on the secondary market.

Loans:  For variable-rate loans that reprice frequently and have experienced no significant change in credit risk, fair values are based on carrying values.  Fair values for all other loans are estimated based on discounted cash flows, using interest rates currently being offered for loans with similar terms to borrowers with similar credit quality.

Deposits:  Fair values disclosed for demand, NOW, savings and money market savings deposits equal their carrying amounts, which represent the amount payable on demand.  Fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregate expected monthly maturities on time deposits.

Borrowed funds:  The fair value of borrowed funds is estimated based on discounted cash flows using currently available borrowing rates.

Accrued interest receivable and payable:  The fair values of both accrued interest receivable and payable are their carrying amounts.

Commitments to extend credit:  The fair values of commitments to extend credit are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and creditworthiness of the counterparties.  At December 31, 2008 and 2007, the carrying amount and fair value of the commitments were not significant.

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

The carrying amounts and fair values of the Company’s financial instruments as of December 31, 2008 and 2007 were as follows:

	2008		2007
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
		(nearest 000)		(nearest 000)
Financial assets:
Cash and due from banks	$16,281,644	$16,282,000	$12,526,707	$12,527,000
Securities	22,837,968	22,838,000	11,534,942	11,535,000
FHLB stock	4,692,400	4,692,000	5,064,200	5,064,000
Loans, net	400,786,505	401,837,000	446,857,436	442,576,000
Loans held for sale	730,466	730,000	1,402,488	1,402,000
Accrued interest receivable	2,096,784	2,097,000	2,278,635	2,279,000
Financial liabilities:
Deposits	350,169,925	354,654,000	365,947,856	369,191,000
Borrowed funds	82,348,915	85,411,000	97,378,800	99,064,000
Accrued interest payable	597,448	597,000	1,196,960	1,197,000

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 17.	Restriction on Stockholders’ Equity

In 1996, the Company completed a Plan of Conversion and Reorganization, whereby the Company became a publicly traded Iowa corporation, and the previous mutual organization ceased to exist.  The Plan provided that when the conversion was completed, a “Liquidation Account” would be established in an amount equal to the amount of any dividends waived by the previous mutual holding company (totaling approximately $1,897,000), plus 65.5% of the Bank’s total stockholders’ equity, as reflected in its latest statement of financial condition in the final prospectus utilized in the conversion.  The Liquidation Account is established to provide a limited priority claim to the assets of the Bank to qualifying depositors as of specified dates (Eligible Account Holders and Supplemental Eligible Account Holders) who continue to maintain deposits in the Bank after the conversion.  In the unlikely event of a complete liquidation of the Bank, and only in such an event, Eligible Account Holders and Supplemental Eligible Account Holders would receive from the Liquidation Account a liquidation distribution based on their proportionate share of the then total remaining qualifying deposits.

Note 18.	Earnings (Loss) Per Common Share

Presented below is the reconciliation of the numerators and denominators of the computations for earnings (loss) per common share and earnings (loss) per common share - diluted, for the years ended December 31:

	2008		2007	2006

Numerator, income (loss) available to common stockholders		$(6,276,011)	$4,000,750	$4,811,635

Denominator:
Weighted-average shares outstanding		1,339,388	1,353,399	1,430,304
Less unallocated ESOP shares		-	-	392
Weighted-average shares outstanding - basic		1,339,388	1,353,399	1,429,912
Dilutive effect of stock options		-	11,907	18,945
Dilutive effect of restricted stock		-	1,989	-
Weighted-average shares outstanding - assuming dilution		1,339,388	1,367,295	1,448,857

Basic earnings (loss) per common share		$(4.69)	$2.96	$3.37
Earnings (loss) per common share - assuming dilution	(1)	(4.69)	2.93	3.32

(1)  No dilution from stock options (74,000) or restricted stock (3,300) due to loss in 2008.

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 19.	North Central Bancshares, Inc. (Parent Company Only) Condensed Financial Statements

Statements of Financial Condition
 December 31, 2008 and 2007

	2008	2007

ASSETS

Cash	$1,110	$39,497
Loans receivable, net	58,178	606,875
Investment in First Federal Savings Bank of Iowa	35,147,169	40,771,877
Deferred taxes	2,455	8,721
Prepaid and other assets	16,665	18,721

Total assets	$35,225,577	$41,445,691

LIABILITIES AND EQUITY

LIABILITIES
Dividend payable	$13,434	$468,981

Total liabilities	13,434	468,981

EQUITY
Common stock	13,421	13,392
Additional paid-in capital	17,819,096	17,686,444
Retained earnings	17,240,779	24,483,022
Accumulated other comprehensive income (loss)	138,847	(1,206,148)

Total equity	35,212,143	40,976,710

Total liabilities and equity	$35,225,577	$41,445,691

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Statements of Income
Years Ended December 31, 2008, 2007 and 2006

	2008	2007	2006
Operating income:
Equity in net income (loss) of subsidiary	$(6,182,879)	$4,085,905	$4,856,011
Interest income	9,495	21,230	100,913
Other	-	7,750	-
	(6,173,384)	4,114,885	4,956,924

Operating expenses:
Salaries and employee benefits	18,300	15,300	18,000
Interest expense	-	5,243	-
Other	144,927	147,992	167,889
	163,227	168,535	185,889

Income (loss) before income tax (benefit)	(6,336,611)	3,946,350	4,771,035

Income tax (benefit)	(60,600)	(54,400)	(40,600)

Net income (loss)	$(6,276,011)	$4,000,750	$4,811,635

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Statements of Cash Flows
Years Ended December 31, 2008, 2007 and 2006

	2008	2007	2006

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(6,276,011)	$4,000,750	$4,811,635
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Equity in net (income) loss of First Federal Savings Bank of Iowa	6,182,879	(4,085,905)	(4,856,011)
Dividends received from First Federal Savings Bank of Iowa	915,000	3,937,000	4,387,000
Change in deferred income taxes	6,266	(5,927)	(295,058)
Change in assets and liabilities:
Prepaid expenses and other assets	(7,793)	(13,355)	(3,267)
Accrued expenses and other liabilities	-	(10,225)	8,008
Net cash provided by operating activities	820,341	3,822,338	4,052,307

CASH FLOWS FROM INVESTING ACTIVITIES, net
Decrease in loans receivable	548,697	4,598	2,865,040
Proceeds from sale of securities available-for-sale	9,850	-	-
Net cash provided by investing activities	558,547	4,598	2,865,040

CASH FLOWS FROM FINANCING ACTIVITIES
Purchase of common stock for retirement	-	(2,377,500)	(5,945,505)
Proceeds from issuance of common stock	4,504	333,229	743,606
Dividends paid	(1,421,779)	(1,880,308)	(1,850,599)
Net cash (used in) financing activities	(1,417,275)	(3,924,579)	(7,052,498)

Net change in cash and cash equivalents	(38,387)	(97,643)	(135,151)

CASH
Beginning	39,497	137,140	272,291
Ending	$1,110	$39,497	$137,140

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 20.	Quarterly Results of Operations (Unaudited)

	Year Ended December 31, 2008
	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter
	(In thousands, except per share amounts)

Interest income	$7,488	$7,155	$6,966	$6,748
Interest expense	4,293	3,895	3,676	3,453
Net interest income	3,195	3,260	3,290	3,295
Provision for loan losses	60	160	60	1,960
Net interest income after provision for loan losses	3,135	3,100	3,230	1,335

Noninterest income:
Fees and service charges	1,015	1,113	1,236	1,224
Abstract fees	264	285	239	218
Mortgage banking income	161	150	111	105
Provision for impairment of securities	-	(1,870)	(3,851)	(328)
Loss on sale of investments	-	-	-	(171)
Other income	264	266	336	234
Total noninterest income (loss)	1,704	(56)	(1,929)	1,282

Noninterest expense:
Compensation and employee benefits	1,974	1,861	1,766	1,764
Premises and equipment	441	415	424	496
Data processing	243	243	229	237
Goodwill Impairment	-	-	-	4,947
Other	1,086	1,116	1,137	1,059
Total noninterest expense	3,744	3,635	3,556	8,503

Income (loss) before income taxes	1,095	(591)	(2,255)	(5,886)

Provision (benefit) for income taxes	291	366	495	(2,513)
Net income (loss)	$804	$(957)	$(2,750)	$(3,373)

Basic earnings (loss) per common share	$0.60	$(0.71)	$(2.04)	$(2.52)

Diluted earnings (loss) per common share	$0.60	$(0.71)	$(2.04)	$(2.52)

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

	Year Ended December 31, 2007
	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter
	(In thousands, except per share amounts)

Interest income	$7,553	$7,881	$7,990	$7,695
Interest expense	4,278	4,556	4,716	4,603
Net interest income	3,275	3,325	3,274	3,092
Provision for loan losses	30	60	245	320
Net interest income after provision for loan losses	3,245	3,265	3,029	2,772

Noninterest income:
Fees and service charges	1,007	1,078	1,229	1,267
Abstract fees	238	266	246	241
Mortgage banking income	57	112	149	147
Other income	340	300	322	393
Total noninterest income	1,642	1,756	1,946	2,048

Noninterest expense:
Compensation and employee benefits	1,955	1,956	1,897	1,891
Premises and equipment	387	389	382	415
Data processing	167	181	200	257
Other	922	1,016	1,029	1,000
Total noninterest expense	3,431	3,542	3,508	3,563

Income before income taxes	1,456	1,479	1,467	1,257

Provision for income taxes	421	443	455	339
Net income	$1,035	$1,036	$1,012	$918

Basic earnings per common share	$0.75	$0.76	$0.75	$0.69

Diluted earnings per common share	$0.75	$0.75	$0.75	$0.68

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 21.	Segment Reporting

An operating segment is generally defined as a component of a business for which discrete financial information is available and whose results are reviewed by the chief operating decision maker.  The Company has determined that it has two reportable segments:  a traditional banking segment and a nonbank segment.  The traditional banking segment consists of the Company’s banking subsidiary, First Federal Savings Bank of Iowa, and the holding company.  First Federal Savings Bank of Iowa operates as a federal savings bank providing deposit, loan and other related products to individuals and small businesses, primarily in the communities where their offices are located.  The remaining grouping under the heading “All Others” consists of the operations of the subsidiaries under the Bank, which includes real estate abstracting services, insurance and investment services, and ownership of low-income housing tax credit apartment complexes.

Transactions between affiliates, the resulting revenues of which are shown in the intersegment revenue category, are conducted at market prices, meaning prices that would be paid if the companies were not affiliates.

	Year Ended December 31, 2008
	Traditional
	Banking	All Others	Total

Interest income	$28,356,804	$-	$28,356,804

Interest expense	15,316,647	-	15,316,647
Net interest income	13,040,157	-	13,040,157

Provision for loan losses	2,240,000	-	2,240,000

Net interest income after provision for loan losses	10,800,157	-	10,800,157

Noninterest income (loss)	(1,019,176)	2,020,250	1,001,074

Noninterest expense	18,172,869	1,264,773	19,437,642

Income (loss) before income taxes	(8,391,888)	755,477	(7,636,411)

Provision (benefit) for income taxes (Note 9)	(1,440,100)	79,700	(1,360,400)

Net income (loss)	$(6,951,788)	$675,777	$(6,276,011)

Intersegment revenue (expense)	$745,682	$(745,682)	$-

Total assets	470,018,869	3,278,967	473,297,836

Total deposits	350,169,925	-	350,169,925

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

	Year Ended December 31, 2007
	Traditional
	Banking	All Others	Total

Interest income	$31,119,293	$-	$31,119,293

Interest expense	18,153,383	-	18,153,383
Net interest income	12,965,910	-	12,965,910

Provision for loan losses	655,000	-	655,000

Net interest income after provision for loan losses	12,310,910	-	12,310,910

Noninterest income	5,296,518	2,095,878	7,392,396

Noninterest expense	12,809,240	1,235,016	14,044,256

Income before income taxes	4,798,188	860,862	5,659,050

Provision for income taxes (Note 9)	1,616,600	41,700	1,658,300

Net income	$3,181,588	$819,162	$4,000,750

Intersegment revenue (expense)	$919,666	$(919,666)	$-

Total assets	506,663,568	3,529,396	510,192,964

Total deposits	365,947,856	-	365,947,856

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 22.	Subsequent Events

On January 9, 2009, the Company issued 10,200 shares of perpetual cumulative senior preferred stock to the U.S. Department of the Treasury (the Treasury) under the TARP CPP.  The preferred stock has a par value of $0.01 per share and a liquidation preference of $1,000 per share, or $10,200.  Dividends are payable quarterly at the rate of five percent per annum until the fifth anniversary date of the issuance and at a rate of nine percent per annum thereafter.  The dividends are computed on the basis of a 360-day year consisting of twelve 30-day months.  The dividends are payable quarterly in arrears on February 15, May 15, August 15, and November 15 of each year.

The senior preferred stock is non-voting, other than class voting rights on any authorization or issuance of shares ranking senior to the senior preferred stock, any amendment to the rights of senior preferred stock, or any merger, exchange, or similar transaction that would adversely affect the rights of the senior preferred stock.  If dividends are not paid in full for six dividend periods, whether or not consecutive, the Treasury will have the right to elect two directors of the Company’s Board.  The right of elect directors would end when full dividends have been paid for four consecutive dividend periods.

Effective February 17, 2009, the American Recovery and Reinvestment Act of 2009 (ARRA) eliminates the restrictions on the source of repayment and the waiting period.  The ARRA allows the Company the option to repay the funds received under the CPP without regard to whether the Company has replaced the funds from other sources or any waiting period, subject to consultation with the Federal Reserve and the FDIC.

The CPP requires that the Company be subject to Treasury standards for executive compensation and corporate governance as long as any obligation arising from financial assistance provided under the statute remains outstanding.  The CPP requires that the Treasury’s preferred stock be the senior debt of the Company for any future borrowings.  The Congress and Treasury may create additional provisions that could become retroactively applicable to the preferred stock.

The ability of the Company to declare and pay dividends is subject to restrictions, including the requirement that we obtain the consent of the Treasury prior to increasing dividend payments above current levels unless and until the Treasury no longer holds shares of the Series A Preferred Stock.

In connection with the CPP, a common stock warrant exercisable for 99,157 shares of common stock was issued and is exercisable on or before January 9, 2019.  The warrant entitles the Treasury to purchase 99,157 shares of common stock at $15.43 per share.  If the Company issues common stock with aggregate gross process of $10,200 or more prior to January 9, 2010, the number of common share underlying the warrant is reduced to 49,579 shares.  Per the ARRA, if the Company repays the CPP funds in full, the Treasury would be required to liquidate the warrant at the current market price.

As holder of common stock warrant, the Treasury is not entitled to vote, to receive dividends, or to exercise any other rights of common shareholders for any purpose until such warrants have been duly exercised.  The Treasury has agreed not to exercise voting power with respect to any shares of common stock issued upon exercise.  The Company has filed and intends to maintain at all times during the period the preferred stock is outstanding and during the period the warrant is exercisable, a “shelf” registration statement relating to the issuance of common stock underlying the warrant for the benefit of the warrant holder.

North Central Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Additionally, we may be required to pay significantly higher FDIC premiums in the future because market developments have significantly depleted the Deposit Insurance Fund and reduced the ratio of reserves to insured deposits.  On February 27, 2009, the FDIC adopted an interim rule to impose a 20 basis point emergency special assessment on insured institutions.  The assessment will be based on deposits as of June 30, 2009 and collected on September 30, 2009.  After June 30, 2009, the FDIC may impose an additional assessment of up to 10 basis points if the condition of the banking industry continues to decline.

First Federal Savings Bank
OF IOWA

www.firstfederaliowa.com

Fort Dodge	Fort Dodge	Nevada	Ames	Perry
825 Central	201 So. 25th St.	404 Lincoln Hwy.	316 So. Duff	1111 – 141st St.
515-576-7531	515-576-3177	515-382-5408	515-232-4304	515-465-3187

Ankeny	Clive	Burlington	Burlington	Mt. Pleasant	West Des Moines
2110 SE Delaware	13150 Hickman Road	1010 No. Roosevelt	321 No. Third St.	102 So. Main	120 So. 68th St.
515-963-4488	515-440-6300	319-754-6521	319-754-7517	319-385-8000	515-226-0800